UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2022
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether

the registrant files or will file

annual reports under cover of Form

20-F or Form 40-F.

Form 20-F
☒

Form 40-F
⬜
Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(1):
⬜
Note:

Regulation S-T Rule 101(b)(1) only

permits the submission in paper of

a Form 6-K if submitted solely to provide

an
attached annual report to security

holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(7):
⬜
Note:

Regulation S-T Rule 101(b)(7) only

permits the submission in paper of

a Form 6-K if submitted to furnish a

report or
other document that the registrant foreign

private issuer must furnish

and make public under the laws of the

jurisdiction in
which the registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”),

or under the rules of the
home country exchange on which

the registrant’s securities are traded, as long as the report or other document is not a press
release, is not required to be and has

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and, if discussing a material

event,
has already been the subject of a Form

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filing on EDGAR.
Indicate by check mark whether

the registrant by furnishing the

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is also thereby furnishing
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pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

This Form 6-K consists of the following:
1.
Press release issued by ABB Ltd dated October

20, 2022 titled “Q3 2022 results”.
2. Q3 2022 Financial Information.
3.
Announcements regarding transactions

in ABB Ltd’s Securities made by the directors or the

members of the
Executive Committee.
The information provided by Item

2 above is hereby incorporated by reference

into the Registration Statements

on Form F-3 of
ABB Ltd and ABB Finance (USA) Inc.

(File Nos. 333-223907 and 333-223907-01)

and registration statements on Form

S-8
(File Nos. 333-190180, 333-181583,

333-179472, 333-171971 and

333-129271) each of which was

previously filed with the
Securities and Exchange Commission.
2

—
“In the third quarter, we delivered a high order growth,

a strong top-line development and a
historically high margin. We have not seen any material changes in the underlying customer activity. It

looks like we are likely to achieve our 2023 margin target one year early. We are now starting to see the real benefits of the ABB Way operating model.”
Björn Rosengren , CEO
—
ZURICH, SWITZERLAND, OCTOBER 20,

2022
Q3 2022 results
Strong order growth,

high revenues and

historically high Operational

EBITA

margin
●

Orders $8.2 billion,

+4%; comparable
1

+16%

●

Revenues $7.4 billion

,

+5%; comparable +18%

●

Income from operations

$708 million; margin 9.6%

●

Operational EBITA
1

$1,231 million;

margin
1

16.6%
●

Basic EPS $0.19;

-41%
2
●

Cash flow from operating

activities $791 million
Ad hoc Announcement pursuant to Art.

53 Listing Rules of SIX Swiss Exchange
—
Q3 2022
First nine months
Press Release
KEY FIGURES
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q3 2022 Q3 2021 US$ Comparable
1
9M 2022 9M 2021 US$ Comparable
1
Orders 8,188 7,866 4% 16% 26,368 23,611 12% 22%
Revenues 7,406 7,028 5% 18% 21,622 21,378 1% 10%
Gross Profit 2,481 2,294 8% 7,052 7,070 0%
as % of revenues
33.5% 32.6% +0.9 pts 32.6% 33.1% -0.5 pts
Income from operations 708 852 -17% 2,152 2,743 -22%
Operational EBITA
1
1,231 1,062 16% 27%

3
3,364 3,134 7% 15%

3
as % of operational revenues
1
16.6% 15.1% +1.5 pts 15.5% 14.6% +0.9 pts
Income from continuing operations, net of tax 420 687 -39% 1,469 2,027 -28%
Net income attributable to ABB 360 652 -45% 1,343 1,906 -30%
Basic earnings per share ($)

0.19 0.33 -41%
2
0.70 0.95 -26%
2
Cash flow from operating activities
4
791 1,104 -28% 600 2,310 -74%
Cash flow from operating activities in continuing
operations 793 1,119 -29% 614 2,305 -73%
1
For a reconciliation of non-GAAP measures, see “supplemental reconciliations and definitions” in the attached

Q3 2022 Financial Information.
2
EPS growth rates are computed using unrounded amounts.

3
Constant currency (not adjusted for portfolio

changes).
4
Amount represents total for both continuing and

discontinued operations.

ABB

INTERIM

REPORT
I
Q3

2022

2
There were several

positive takeaways from the

third
quarter 2022. Strong

order growth of 4% (16%

comparable),
resulted in a book

-to-bill ratio of above

one for the seventh
consecutive quarter

.

Revenues

were supported by the
sequential easing of

component supply constraints
facilitating customer deliveries

but also by a significantly
lower level of interruptions

from Covid-related lockdowns

in
China.

I was pleased to see

the Operational EBITA

increase by
16%

year-on-year and the high

Operational EBITA

margin
of 16.6%, with improvements

noted in all business areas.
An excellent achievement,

driven by higher volumes

and
operational improvements

including good pricing execution
which offset cost

inflation related to raw materials,

freight
and labor.

Importantly,

this signals that our new way

of
working, with higher accountability,

transparency and
speed, is really starting

to take hold. I am proud

that we are
likely to achieve

our target of Operational EBITA

margin of
at least 15% already

in 2022, one year ahead of

plan.
It was good to see

cash flow from operating

activities of
$791

million, a higher level than

in the previous quarter,

and
I anticipate an additional

step up in the fourth

quarter.
Orders increased in

all regions, led by a very strong
development in the

Americas. In total, Europe

improved
strongly although some

normalization of inventory

levels
was noted in Germany

for parts of our customer base.

Asia,
Middle East and

Africa improved despite softness

noted in
China.

Customer activity was

at a high level in the quarter

with
overall stable to positive

development in most

segments
outside of discrete

industries.

In the latter we noted

some
customers normalizing

order patterns in anticipation

of
shorter delivery lead-times

as supply constraints ease.
Overall, demand

increased for both the short

-cycle flow
business and the systems

-driven offerings.

Changes in
exchange rates weighed

on total orders in all business
areas,

however the underlying

customer activity improved.
In total,

our order backlog remained

at a high level of
$19.4 billion.

Income from operations

amounted to $708 million

and
declined by 17%

(7% constant currency)

year-on-year.

This
includes the non-operational

provision of approximatel

y

In the fourth quarter of 2022 , we anticipate a low double-
digit comparable revenue

growth, impacted by the

high level
of revenues recorded

last year.

We expect the typical
pattern of a sequentially

lower Operational EBITA

margin.
$325 million related

to the remaining matters for

the legacy
Kusile project,

with a similar cash flow

impact expected in
subsequent quarters.

We are now resolving this

matter,
related to a project

awarded in 2015. The new

ABB Way
operating model

is guided by our code of conduct

and is
part of our regular and

transparent business

reviews.
I am pleased about

the multiple portfolio management
activities in the quarter.

Importantly,

Motion signed two
acquisitions – in

the NEMA motors and Traction

divisions –
which will further cement

their leading market position

s. I
also want to highlight

our investment into an

accelerated
strategic collaboration

between Process Automation

and
Canada’s Hydrogen

Optimized launched in 2020

.

Together
we are advancing the

deployment of economic

large-scale
green hydrogen production

systems to decarbonize

hard-to-
abate industries.
We also announced

the early divestment of

the remaining
19.9% of the Hitachi

Energy joint venture to Hitachi

as they
exercised the call opti

on that was agreed in

2018. We do
not foresee any significant

gain or loss as a result of

the
sale and anticipate

net positive cash inflows

of
approximately $1.4

billion upon closing, expected

in the
fourth quarter 2022.

This will further strengthen

our balance
sheet and give us additional

flexibility in our capital
allocation decisions.

With regards to E-mobility,

we remain
committed to our plans

to list the division, although

we no
longer expect it to happen

this year due to the current
volatility in capital markets.

Finally, just

after the close of the
third quarter we

distributed Accelleron to shareholders

as a
dividend in kind.

I was delighted to mark

the first day of
trading of Accelleron

by joining the management

team in
ringing the bell on the

Swiss stock exchange.

I wish the
team great success

as a separately listed company

.
Björn Rosengren
CEO
In full-year
2022,

we are likely to achiev

e

early the 2023
target of an Operational

EBITA margin of

at least 15%,
supported by increased

efficiency as we fully incorporate
the decentralized operating

model and performance

culture
in all our divisions and

strong top-line execution.

CEO summary
Outlook

ABB

INTERIM

REPORT
I
Q3

2022

3
The impact from changes

in exchange rates weighed

on total
order growth. However

,

the underlying customer demand

was
strong, resulting in

order growth of 4% (16%

comparable), year-
on-year.

Customer activity was robust

for both the short-cycle
flow business and the

systems business.

The strongest
contribution to order

growth was seen in Electrification

and
Motion.

Process

Automation was hampered by

a high
comparable and

timing of order placements.

Robotics &
Discrete Automation saw

protracted lead times

in customers’
decision making and

normalizing order patterns

in anticipation
of shorter delivery lead-times

due to easing of component
constraints. Total

order intake for ABB amounted

to
$8,188 million, with

improvement in most divisions.
The positive development

was strong in the segment

of food &
beverage while normalizing

order patterns slowed

robotics
demand in general

industries and automotive

.

In transport and infrastructure,

the order development was
strong in renewables.

The buildings segment was

positively
impacted by both the

non-residential and residential

areas,
although some softness

in residential building in

China was
noted.

The timing of customers

placing orders impacted

growth
in the marine segment

,

although the pipeline

remains strong.
In the process-related

business,

gas-related demand improved.
Power generation and

pulp & paper were broadly

stable.

Early
signs of headwind were

noted in metals.
Customer activity was

strong across regions. Order

intake in the
Americas increased by

16% (25% comparable)

driven by the
US. Orders in Europe

increased

by 1% (20% comparable),
supported by all the

largest markets in the region.

Asia, Middle
East and Africa reported

a decline of 4% (up 4%

comparable),
including a decline

of 8% (2% comparable)

in China. However,
worth noting is that

excluding the impact

from large orders
received last year the

region increased at a

double-digit pace,
on a comparable basis

.
Revenues improved by

5% (18% comparable) with
improvements in virtually

all divisions. Price execution

was
robust. In addition to a

generally high flow business

demand,
volumes were supported

by the sequential easing

of supply
chain constraints fac

ilitating deliveries from

the order backlog,
not least due to better

access to semi-conductors.

Additional
support was derived

from lower business disruption

s

from
Covid-related lockdowns in

China compared with the previous
quarter.

Orders and revenues

Orders by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q3 2022 Q3 2021 US$ Comparable
Europe 2,682 2,663 1% 20%
The Americas 2,980 2,580 16% 25%
Asia, Middle East
and Africa
2,526 2,623 -4% 4%
ABB Group 8,188 7,866 4% 16%
Growth
Q3 Q3
Change year-on-year Orders Revenues
Comparable 16% 18%
FX -9% -10%
Portfolio changes -3% -3%
Total 4% 5%
Revenues by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q3 2022 Q3 2021 US$ Comparable
Europe 2,494 2,525 -1% 18%
The Americas 2,452 2,161 13% 23%
Asia, Middle East
and Africa
2,460 2,342 5% 13%
ABB Group 7,406 7,028 5% 18%

ABB

INTERIM

REPORT
I
Q3

2022

4
Gross profit
Gross profit increased

by 8% (19% constant curren

cy) to $2,481
million, supported by

a gross margin improvement

of 90 basis
points to 33.5%. Increas

es were noted in all business

areas except
for a slight decline

in Robotics & Discrete Automation.

Income from operations
Income from operations

amounted to $708 million,

declining by
17% (7% constant

currency).

The main trigger was a

non-
operational provision

of approximately $325

million in connection
with the remaining

matters related to the

legacy Kusile project, with
a similar cash flow

impact expected in subsequent

quarters.
Additional pressures stemmed

from adverse changes in exchange
rates and slightly higher

acquisition-

and divestment-related
expenses.

Operational EBITA
Operational EBITA

of $1,231 million

was 16%

higher (27%

constant
currency) year-on-year,

as contribution from operational
performance more

than offset the adverse

impact from mainly
changes in exchange

rates and portfolio changes.

The Operational

EBITA margin increased

by 150 basis points to
16.6%. Results were

supported by the positive

impacts from
operational leverage on

significantly higher volumes,

strong pricing
execution as well as selling,

general & administrative

expenses
(SG&A) being reduced

in relation to revenues.

This more than
offset the adverse

impact from cost inflation

on materials, freight
and labor.

Operational EBITA

in Corporate and

Other declined by
$15 million to -$52

million.

Net finance expenses
Net finance expenses

was $28 million compared

with the low level
of $6 million a year

ago.
Income tax
Income tax expense

was $294 million with an

effective tax rate of
41.2%, including approximately

15%

adverse impact due

mainly to
the non-deductibility of

the charges related to the

Kusile legacy
project as well as taxes

in connection with portfolio

management
activities.

Net income and earnings

per share
Net income attributable

to ABB was $360 million and

decreased by
45%

from last year,

with the decline primarily

related to the booked
non-operational provision

which weighed on

Income from operations.
This resulted in a basic

earnings per share of $0.

19,

a decline from
$0.33 last year.
Earnings

ABB

INTERIM

REPORT
I
Q3

2022

5
Net working capital
Net working capital

amounted to $3,407 millio

n, increasing
year-on-year from $2,920

million but declining sequentially
from $3,663 million.

The sequential decrease

was mainly
driven by changes

in exchange rates.

Net working capital as
a percentage of revenues
1

was 11.7%.
Capital expenditures
Purchases of property,

plant and equipment and

intangible
assets amounted to

$165 million.

Net debt
Net debt
1

amounted to $4,117

million at the end of the
quarter,

and increased from $1,898

million, year-on-year.
Sequentially,

it declined slightly from

$4,235 million, mainly
due to lower carrying

debt values as a result of

changes in
exchange rates.

Cash flows
Cash flow from operating

activities in continuing operations
was $793

million and declined year

-on-year from
$1,119

million. The year-on-year change

was the results of
improved operational

performance which however

was
more than offset by

higher build-up of net working

capital
mainly related to a

higher build-up of inventories

and lower
collections of receivables.

In addition, the current

quarter
was adversely impacted

by the cash outflow from

the earlier
announced exit of a

non-core business.

ABB expects the
fourth quarter to be

the strongest cash flow

period in 2022.

Share buyback program
ABB launched a new

share buyback program

of up to $3 billion
on April 1. As part of

this program, ABB completed

in the third
quarter,

the return

to its shareholders of

the remaining $1.2
billion out of the

$7.8 billion of cash proceeds

from the Power
Grids divestment. During

the third quarter,

15,784,000 shares
were repurchased

on the second trading line

for approximately
$436 million. The total

number of ABB Ltd’s

issued shares is
1,964,745,075,

after the cancellation of

88,403,189 shares in
June, as approved

at ABB's 2022 AGM.
($ millions,

unless otherwise indicated)
Sep. 30
2022
Sep. 30
2021
Dec. 31
2021
Short term debt and current
maturities of long-term debt
3,068

2,414

1,384

Long-term debt
4,530

4,270

4,177

Total debt
7,598

6,684

5,561

Cash & equivalents
2,365

3,709

4,159

Restricted cash - current
323

31

30

Marketable securities and

short-term investments
793

746

1,170

Restricted cash - non-current –
300

300

Cash and marketable securities
3,481

4,786

5,659

Net debt (cash)*
4,117

1,898

(98)
Net debt (cash)* to EBITDA ratio
0.6

0.5

(0.01)
Net debt (cash)* to Equity ratio
0.34

0.13

(0.01)
*
At Sep. 30, 2022, Sep. 30, 2021 and Dec. 31, 2021,

net debt(cash) excludes net pension
(assets)/liabilities of $(114) million, $530 million and $45 million, respectively.
Balance sheet & Cash flow

ABB

INTERIM

REPORT
I
Q3

2022

6
Orders and revenues
Although changes in exchange

rates had an adverse effect

on
the total, the absolute

order intake reached

one of the highest
levels

in recent history,

amounting to $3,902

million. This
corresponds to a year

-on-year increase of 11%

(20%
comparable), supported

by both the flow- and systems

-driven
business. The strong

demand and a sequential

easing of
supply chain constraints

supported revenues,

yet order
backlog reached another

all-time-high level

of $6.8 billion.
●
Customer activity was

strong in most segments

in the
Americas and Europe,

while softness was noted

in China.
●
Orders in Asia, Middle

East and Africa were up

by 5% (13%
comparable) hampered

by China which dropped by

9% (4%
comparable). Changes

in exchange rates weighed

on total
orders

in Europe which declined by

8% (up 10%
comparable). This

reflects high activity across

major
countries except

for a decline in Germany

where a
normalization of

distributors’ inventory levels

was noted and
seemingly completed

by quarter end. The Americas
improved sharply by 33%

(34% comparable), reflecting

a
steep order increase

of 38% in the US (39%

comparable).
●
Despite the adverse

impact from changes in exchange
rates, revenue growth

reached 12% (22% comparable).
This was driven by

a good contribution from increased
volumes on a generally

strong market and execution

of the
order backlog, but also

by another quarter of very

strong
price execution. The sequential

improvement in access

to
semi-conductors supported

customer deliveries in
Distribution Solutions

and now all divisions

contributed to
growth. Revenues

amounted to $3,584 million,

representing
the highest quarterly

level in recent years.
Profit
Record high quarterly

Operational EBITA

of $647 million
was up 27% year

-on-year and Operational

EBITA margin
reached the high level

of 18.0%. All of the large

divisions
improved both earnings

and margin year-on-year.
●
A very robust price

management was the main

driver to
the earnings improvement

and more than offset

the
adverse impact from

cost inflation in raw materials,

freight
and labor.

●
Impact from higher

volumes in customer deliveries
contributed significantly

to increased

earnings.

●
Settlement of an

insurance claim supported

the margin by
50 basis points in the

quarter.
Growth
Q3 Q3
Change year-on-year Orders Revenues
Comparable 20% 22%
FX -9% -10%
Portfolio changes 0% 0%
Total 11% 12%
—
Electrification
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q3 2022 Q3 2021 US$ Comparable 9M 2022 9M 2021 US$ Comparable
Orders 3,902 3,519 11% 20% 12,336 10,743 15% 22%
Order backlog 6,805 5,246 30% 41% 6,805 5,246 30% 41%
Revenues 3,584 3,196 12% 22% 10,442 9,742 7% 14%
Operational EBITA 647 511 27% 1,756 1,614 9%
as % of operational revenues
18.0% 15.9% +2.1 pts 16.8% 16.5% +0.3 pts
Cash flow from operating activities 651 636 2% 1,083 1,466 -26%
No. of employees (FTE equiv.) 52,100 51,100 2%

ABB

INTERIM

REPORT
I
Q3

2022

7
Orders and revenues
Orders increased by 3%

(24% comparable)

and this was yet
another strong period

with orders at the $2

billion level. The
high market activity

offset headwinds from

changes in
exchange rates and

the lack of contribution from

the divested
Mechanical Power

Transmission (Dodge)

division.

Furthermore,
support was gained

from a higher level of large

orders, driven
by approximately $170

million related to sustainable

transport
by enhancing Europe’s

railway network.
●
Strong double-digit

order growth was reported

in virtually
all divisions with a steady

profile to the underlying
business activity throughout

the quarter.
●
Demand increased

in all regions, with the strongest
development in Europe

which improved by 23%
(46% comparable),

supported by the large rail

order
received. As a headline

number, the

Americas declined
by 11%

(up 17% comparable), with

the drop related to
portfolio changes. In

Asia, Middle East and Africa

the
overall growth declined

by 1% (up 8% comparable)

as
changes in exchange

rates offset the positive

impact
from a robust market

activity level. China specifically
increased by 4% (11%

comparable).
●
Revenues increased

by 2% (23% comparable)

to $1,702
million with support

from strong demand, solid

price
management and the

sequential improvement

in
customer deliveries

in China due to less Covid-related
business disruptions.
Profit

Both earnings and

profitability improved

year-on-year with
Operational EBITA

amounting to $30

5

million and
Operational EBITA

margin at 17.8%.

●
Higher volumes

improved operational performance

and
offset negative

mix stemming from robust

deliveries of
electrical motors.
●
Strong pricing execution

offset the increased

costs
related to commodities

,

freight and labor.
●
The reported margin

improved by 40 basis points

as
improved operational

performance more

than
compensated for the

adverse impact of 60

basis points
due to the divestment

of Dodge, year-on-year.

Growth
Q3 Q3
Change year-on-year Orders Revenues
Comparable 24% 23%
FX -9% -9%
Portfolio changes -12% -12%
Total 3% 2%
—
Motion
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q3 2022 Q3 2021 US$ Comparable 9M 2022 9M 2021 US$ Comparable
Orders 1,966 1,909 3% 24% 6,247 5,773 8% 27%
Order backlog 4,613 3,717 24% 42% 4,613 3,717 24% 42%
Revenues 1,702 1,673 2% 23% 4,900 5,190 -6% 11%
Operational EBITA 305 291 5% 845 905 -7%
as % of operational revenues
17.8% 17.4% +0.4 pts 17.2% 17.4% -0.2 pts
Cash flow from operating activities 268 399 -33% 507 946 -46%
No. of employees (FTE equiv.) 20,700 21,300 -3%

ABB

INTERIM

REPORT
I
Q3

2022

8
Orders and revenues
Total

order intake amounted

to $1,568 million and declined

by
6% (up 3% comparable)

year-on-year,

as adverse changes in
exchange rates more

than offset a positive

underlying trend in
customer activity in

most divisions. A book-to-bill

ratio of
108%

was achieved.
●
The timing of customers

placing orders somewhat
hampered order

intake, particularly noticeable

in Energy
Industries and Marine

& Ports. The general

order pipeline
remains strong.
●
Demand was particularly

strong in the segments

of mining
and refining, with positive

developments

also noted in areas
of marine and gas. In the

power generation,

pulp & paper
and ports segments,

the customer activity remained

stable,
while some initial signs

of headwinds

were noted in metals
due to the high energy

prices. Service orders increased

by
1% (12% comparable).
●
Orders in the Americas

increased by 6% (9% comparable).
Changes in exchange

rates weighed on Europe

which declined
by 8% (up 8% comparable)

and Asia, Middle East and

Africa
which reported a sharp

drop of 12% (4% comparable

), with the
latter also challenged

by a high comparable

from last year’s
order level in China.
●
Revenues declined

by 3% (up 6% comparable)

and amounted
to $1,458 million

with a positive development

in customer
deliveries in all divisions.

While the supply constraints

on semi-
conductors eased somewhat

sequentially,

some hampering
effect is still expected

in the fourth quarter.

Profit
Operational EBITA

amounted to $225

million and Operational
EBITA margin

improved by 160

basis points year-on-year to
15.3% with contribution

from all divisions.
●
The impact from increased

volumes with improved

gross
margin in the order

backlog was the main driver

for margin
improvement.
●
This marks the last

quarter when reporting

includes the
Turbocharging division

(Accelleron), which was

separately
listed on the Swiss

stock exchange in early

October.
Growth
Q3 Q3
Change year-on-year Orders Revenues
Comparable 3% 6%
FX -9% -9%
Portfolio changes 0% 0%
Total -6% -3%
—
Process Automation
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q3 2022 Q3 2021 US$ Comparable 9M 2022 9M 2021 US$ Comparable
Orders 1,568 1,670 -6% 3% 5,079 4,881 4% 11%
Order backlog 6,006 6,021 0% 11% 6,006 6,021 0% 11%
Revenues 1,458 1,507 -3% 6% 4,493 4,454 1% 8%
Operational EBITA 225 207 9% 645 554 16%
as % of operational revenues
15.3% 13.7% +1.6 pts 14.2% 12.4% +1.8 pts
Cash flow from operating activities 217 231 -6% 470 692 -32%
No. of employees (FTE equiv.) 22,400 22,000 2%

ABB

INTERIM

REPORT
I
Q3

2022

9
Orders and revenues
While market demand

was at a high

level in the quarter,

we saw
customers normalizing

order patterns on the back

of anticipated
shorter delivery lead-times

as supply chain constraints

ease.
There were some signs

of protracted lead times

in customers’
order decisions,

although the opportunity pipeline

remains
robust. Total

orders decreased by

4% (up 7% comparable)

and
amounted to $901

million,

hampered by changes in

exchange
rates.

On a book-to-bill ratio of

109% the order backlog
remained sequentially

stable at $2.7 billion.
●
Order momentum was

particularly strong in the

machine
builder segment on an

easy comparable from last

year,

but
electronics also improved

.

This more than offset

declines in
automotive and general

industry,

where customers
normalized order patter

ns after a very strong first

half of the
year.
●
In total, orders increased

in the Americas by 11%

(11%
comparable), while

changes in exchange rates

weighed on
the total in Europe

to a decline of 1% (up 17%

comparable).
Asia, Middle East and

Africa dropped by 13%

(7%
comparable) with China

declining by 9% (4% comparable

).
●
Changes in exchange

rates weighed on reported

revenues,
however,

access to semi-conductors

improved compared with
recent quarters supporting

customer deliveries in both
divisions. Additional

support from positive price

execution
contributed to quarterly

revenue growth of 2% (13%
comparable) resulting

in revenues of $828 million.
●
The new Robotics

manufacturing site in

Shanghai was fully
operational with local

production volumes transferred

in the
quarter.
Profit
Despite the headwind

from changes in exchange

rates,
Operational EBITA

increased by 18%

.

The Operational
EBITA margin

returned to a double-digit

level after three
single-digit quarters, reach

ing 12.8%, with support

from
both divisions.
●
Impact from a positive

volume growth improved

cost
absorption in production,

year-on-year.
●
Solid price execution

more than offset adverse

impacts
from inflation in freight,

input and labor costs.

Growth
Q3 Q3
Change year-on-year Orders Revenues
Comparable 7% 13%
FX -12% -11%
Portfolio changes 1% 0%
Total -4% 2%
—
Robotics & Discrete Automation
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q3 2022 Q3 2021 US$ Comparable 9M 2022 9M 2021 US$ Comparable
Orders 901 935 -4% 7% 3,318 2,744 21% 29%
Order backlog 2,659 1,619 64% 87% 2,659 1,619 64% 87%
Revenues 828 813 2% 13% 2,290 2,498 -8% -2%
Operational EBITA 106 90 18% 215 291 -26%
as % of operational revenues
12.8% 11.1% +1.7 pts 9.4% 11.7% -2.3 pts
Cash flow from operating activities 82 56 46% 109 245 -56%
No. of employees (FTE equiv.) 10,700 10,700 1%

ABB

INTERIM

REPORT
I
Q3

2022
10
Quarterly highlights
●
ABB E-mobility announce

d

the continued expansion

of its
global and US manufacturing

footprint with new
manufacturing operations

in Columbia, South Carolina.
The multi-million-dollar investment

is planned to increase
production of electric

vehicle chargers, including

Buy
America Act compliant

ones, and create over 100

jobs.
The new facility will

be capable of producing up

to 10,000
chargers per year,

ranging from 20kW to 180kW

in
power, which

are ideally suited for public

charging, school
buses, and fleets.

●
The European Union’s

2022 F-gas proposal

outlines
important new regulations

designed to phase out the

use of
Sulfur Hexafluoride

(SF6) – an established

but
environmentally harmful

insulating gas which is 25,200
times more potent than

CO
2
. This has been made

possible
with the development

of SF6 alternatives paving

the way for
this level of regulation,

including pioneering products

within
ABB’s ecoGIS™ range.

Following the EU’s latest

F-gas
proposal, ABB created

a free-of-charge, downloadable
whitepaper – ‘Migrate

to a more certain future’

– to support
engineers in making this

key transition.
●
ABB and Canada’s

Hydrogen Optimized

Inc. (HOI) signed an
agreement to expand

the companies’ existing

strategic
relationship. This includes

an investment by ABB into

Key DH
Technologies

Inc. (KEY), the parent

company of HOI, as they
seek to accelerate

the fast-emerging green

hydrogen
production segment

with unique large-scale

architecture.
●
ABB has achieved

carbon neutral operations

at its factory
in Porvoo, Finland,

reducing CO
2

emissions by 636

tons in
its first year under

the mission to Zero program.

This saving
is equivalent to driving

112 times the

length of the equator
or warming an electric

sauna every day for 373

years. By
combining digital solutions,

electrification, and renewable
technologies the

Porvoo factory has taken an

important
step towards a more

sustainable value chain

.
●
General Counsel and

Company Secretary,

Andrea
Antonelli, has been

appointed as the Executive
Committee sponsor

for Abilities. At ABB, the Abilities
dimension encompasses

differences that include

long-
term physical, mental,

intellectual, or sensory impairments
which in interaction

with various barriers may

hinder the
individuals’ full and

effective participation in

society on an
equal basis with others.

Story of the quarter
ABB announced a new

emissions target for its supply

chain.
The company aims

to work with its main tier

-one suppliers
to achieve a 50 percent

reduction in their CO
2

emissions by
2030. The target

is aimed at suppliers covering

70 percent
of ABB’s annual

procurement expenditure.

The new target
is expected to make an

important contribution to

ABB’s goal
of enabling a low-carbon

society because, in

many cases,
its suppliers have a

bigger footprint than the

company.
Q3 outcome
●
43% reduction of CO
₂

emissions in own operations year

-on-year
due to increased use of renewable

energy and energy efficient
projects on sites.
●
5% year-on-year decrease in

LTIFR.
●
2.4%-points increase in number of women

in senior
management versus the prior

year showing steady progress
towards our target.
—
Sustainability
Q3 2022 Q3 2021 CHANGE 12M ROLLING
CO
₂
e own operations emissions,

kt scope 1 and 2
1
55 96 -43% 319
Lost Time Injury Frequency Rate (LTIFR),

frequency / 200,000 working hours
0.13 0.14 -5% 0.15
Share of females in senior management
positions, %
17.4 15.0 +2.4 pts 16.9
1 CO
₂

equivalent emissions from site, energy use, SF6

and fleet, previous quarter
2
Q2 2022 emission data was restated from 88.8 to

72.6 Ktons of CO2e to reflect the application
of green energy certificates retrospectively.

ABB

INTERIM

REPORT
I
Q3

2022
11
During Q3 2022
●
On July 20, ABB announced

that it would spin off
Accelleron and list

the company on SIX Swiss Exchange.
●
On July 21, ABB announced

that it had decided to exit the
Russian market.
●
On August 11,

ABB announced that

it had signed an
agreement to purchase

Siemens’ low voltage NEMA
motor business.

The business employs around
600 people and generated

revenues of approximately
$63 million in 2021.

The transaction is expected

to close
in the second quarter

2023.
●
On September 7,

ABB announced that shareholders
approved the proposed

spin-off of its Accelleron
turbocharging division

at the Extraordinary General
Shareholders Meeting.
●
On September 19,

ABB announced that

it will acquire the
PowerTech

Converter (PTC) business,

a leading supplier
of auxiliary power converter

solutions for light rail vehicles
and metros. With around

280 employees, the business
generated revenues

of approximately €60 million

in 2021.
The deal is expected

to close in the fourth quarter

2022.
●
On September 30,

ABB announced that

it has reached an
agreement to divest

to Hitachi, Ltd. (Hitachi)

its remaining
19.9% equity stake in the

Hitachi Energy joint venture.
Hitachi has exercised

its call option. ABB expects

net
positive cash inflows

of approximately $1.4

billion upon
closing of the sale.

The transaction is subject

to
regulatory approvals and

closing is expected to

happen in
the fourth quarter 2022.
●
On September 30,

ABB announced that

it is progressing
discussions with relevant

authorities regarding

the
remaining matters

related to the legacy Kusile

project in
South Africa awarded

in 2015. Consequently,

ABB made
a non-operational

provision of approximately

$325 million
in Income from operations

in the third quarter 2022
results, with a similar

cash flow impact expected

in
subsequent quarters.
After the third quarter
●
On October 3, ABB announce

d

that Accelleron Industries
AG (formerly ABB Turbocharging),

has been admitted to
trading on SIX Swiss Exchange

in Zurich under the

ticker
symbol “ACLN”, marking

the completion of Accelleron’s
spin-off from ABB.
After Q3 2022
In the first nine months

of 2022, demand for

ABB’s offering
increased strongly

year-on-year, supported

by most
customer segments

and across all regions.

Orders
amounted to $26,368

million and improved by 12%
(22% comparable).
Revenues amounted

to $21,622 million up

by 1%
(10%

comparable),

year-on-year. Customer

deliveries were
impacted by component

constraints, but shortages
progressively eased

throughout the year.

As a result, the
book-to-bill ratio amounted

to 1.22

in the first nine months of
2022.
Income from operations

amounted to $2,152

million down
from $2,743 million

in the year-earlier period. Results
included

a business charge

amounting to $195 million
triggered by the exit

of the legacy full-train retrofit

business
in non-core operations

as well as a provision of
approximately $325

million provision related

to the legacy
Kusile project in

South Africa awarded in 2015

.
Operational EBITA

improved by 7%

year-on-year to
$3,364 million and

the Operational EBITA

margin increased
by 90 basis points to

15.5%. Performance

was driven

by the
positive impacts

from strong pricing execution

and higher
volumes,

which more than offset
cost inflation in raw

materials, freight and labor

.

Additionally,
Corporate and Other

Operational EBITA improved

by
$133 million to -$97

million, partly due to higher

real estate
gains and a better non-core

result.
The net finance expenses

amounted to $57 million,

down
from $71 million

in the same period last year,

while non-
operational pension

credits were down $28

million year-
over-year to $102 million

.
Income tax expense

was $728 million with a

tax rate of
33.1%, including approximately

9% adverse impact primarily
related to adverse impact

from non-deductible non-
operational charges.

Net income attributable

to ABB was $1,343 million

and
decreased by -30%.

Basic earnings per share

was $0.70 and
decreased by -26%. Both measures

were adversely impacted
by the charges

triggered by the exit of the

legacy full-train
retrofit business

in non-core operations as

well as the
provision related

to the legacy Kusile project

.
Significant events
First nine months 2022

ABB

INTERIM

REPORT
I
Q3

2022
12
Note: comparable growth calculation includes acquisitions

and divestments with revenues of greater than

$50 million.
1
Represents the estimated revenues for the last fiscal

year prior to the announcement of the respective

acquisition/divestment unless otherwise stated.
2 Last twelve months ending October 31, 2021.
1
Excludes one project estimated to a total of ~$100

million, that is ongoing in the non-core business. Exact

exit timing is difficult to assess due to legal proceedings

etc.
2
Includes restructuring-related expenses of $195 million

from the exit of the full train retrofit business

as well as $57 million respectively from the exit of the

Russian market in Q2 2022.
3
Costs relating to the announced exits and the

potential E-mobility listing.
4
Excluding impact of acquisitions or divestments or

any significant non-operational items.
($ in millions, unless otherwise stated) FY 2022 Q4 2022
Net finance expenses
~(100) ~(40)
unchanged
Non-operational pension
(cost) / credit
~90 ~(10)
from ~120
Effective tax rate
~25%

4
~25%

4
unchanged
Capital Expenditures
~(700) ~(200)
from ~(750)
($ in millions, unless otherwise stated) FY 2022
1
Q4 2022
Corporate and Other Operational costs
~(170) ~(75)
from ~(200)
Non-operating items
Acquisition-related amortization
~(230) ~(55)
unchanged
Restructuring and restructuring related
~(100)+(252)
2
~(50)
unchanged
Separation costs
3
~(180) ~(30)
unchanged
ABB Way transformation
~(150) ~(50)
unchanged
Additional 2022 guidance
Divestments Company/unit Closing date Revenues, $ million
1
No. of employees
2021
Motion Mechanical Power Transmission 1-Nov 645
2
1,500
Acquisitions Company/unit Closing date Revenues, $ million
1
No. of employees
2022
Electrification
Numocity (majority stake) 22-Jul <1 20
Electrification InCharge Energy, Inc (majority stake) 26-Jan 16 40
Additional figures
ABB Group Q1 2021 Q2 2021 Q3 2021 Q4 2021 FY 2021 Q1 2022 Q2 2022 Q3 2022
EBITDA, $ in million 1,024 1,324 1,072 3,191 6,611 1,067 794 906
Return on Capital Employed, % n.a. n.a. n.a. n.a. 14.90 n.a. n.a. n.a.
Net debt/Equity 0.09 0.16 0.13 (0.01) (0.01) 0.20 0.34 0.34
Net debt/ EBITDA 12M rolling 0.4 0.7 0.5 (0.01) (0.01) 0.4 0.7 0.7
Net working capital, % of 12M rolling revenues 10.8% 11.6% 10.2% 8.1% 8.1% 12.1% 12.8% 11.7%
Earnings per share, basic, $ 0.25 0.37 0.33 1.34 2.27 0.31 0.20 0.19
Earnings per share, diluted, $ 0.25 0.37 0.32 1.33 2.25 0.31 0.20 0.19
Dividend per share, CHF n.a. n.a. n.a. n.a. 0.82 n.a. n.a. n.a.
Share price at the end of period, CHF
1
27.56 30.30 30.30 33.68 33.68 29.12 24.57 24.90
Share price at the end of period, $
1
28.99 32.33 31.73 36.31 36.31 30.76 25.43 24.41
Number of employees (FTE equivalents) 105,330 106,370 106,080 104,420 104,420 104,720 106,380 106,830
No. of shares outstanding at end of period (in
millions) 2,024 2,006 1,993 1,958 1,958 1,929 1,892 1,875
1
Data prior to October 3, 2022, has been adjusted for

the Accelleron spin-off (Source: FactSet).
Acquisitions and divestments, last twelve months

ABB

INTERIM

REPORT
I
Q3

2022
13
For additional information please contact:
Media Relations
Phone: +41 43 317

71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317

71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse

44
8050 Zurich
Switzerland
Financial calendar
2023

February 2

Q4 2022 results
March 23

Annual General Meeting
April 25 Q1 2023 results
July 20

Q2 2023 results
October 18

Q3 2023 results
This press release

includes forward-looking information

and
statements as well

as other statements concerning

the
outlook for our business,

including those in the sections

of
this release titled “CEO summary,”

“Outlook,” “Earnings,”
“Balance sheet & cash

flow,” “Robotics and

Discrete
Automation” and “Significant

events”. These statements

are
based on current expectations,

estimates and projections
about the factors that

may affect our future performance,
including global economic

conditions, the economic
conditions of the

regions and industries that

are major
markets for ABB. These

expectations, estimates

and
projections are generally

identifiable by statements
containing words such

as “anticipates,” “expects,”
“estimates,” “plans,”

“targets,” “likely” or similar

expressions.
However,

there are many risks

and uncertainties, many

of
which are beyond our

control, that could cause

our actual
results to differ

materially from the forward

-looking
information and statements

made in this press release

and

The Q3 2022

results press release

and presentation slides
are available on the

ABB News Center at
www.abb.com/news

and on the Investor

Relations
homepage at www.abb.com/investorrelations.

A conference call and

webcast for analysts

and investors is
scheduled to begin

today at 10:00 a.m. CET.
which could affect

our ability to achieve

any or all of our
stated targets. Some

important factors that

could cause
such differences

include, among others, business

risks
associated with the

volatile global economic

environment
and political conditions,

costs associated with compliance
activities, market acceptance

of new products and services,
changes in governmental

regulations and currency
exchange rates and

such other factors as may

be discussed
from time to time in

ABB Ltd’s filings with the

U.S. Securities
and Exchange Commission,

including its Annual Reports

on
Form 20-F.

Although ABB Ltd believes

that its expectations
reflected in any such

forward looking statement

are based
upon reasonable assumptions,

it can give no assurance

that
those expectations

will be achieved.
To

pre-register for the conference

call or to join the
webcast, please

refer to the ABB website:
www.abb.com/investorrelations.

The recorded session

will be available after

the event on
ABB’s website.
Important notice about forward-looking information
Q3 results presentation on October 20, 2022
ABB

(ABBN: SIX Swiss

Ex) is a leading global

technology company

that energizes the transformation

of society and industry to
achieve a more productive,

sustainable future. By connecting

software to its electrification,

robotics, automation and

motion
portfolio, ABB pushes

the boundaries of technology

to drive performance

to new levels. With a history

of excellence stretching

back
more than 130 years,

ABB’s success is

driven by about 105,000 talented

employees in over 100 countries.

Q3 2022

FINANCIAL

INFORMATION
October 20, 2022
Q3 2022
Financial information

Q3 2022

FINANCIAL

INFORMATION
—
Financial

Information
Contents
03
─ 07

Key Figures
08 ─
34

Consolidated

Financial

Information

(unaudited)

35 ─
47

Supplemental

Reconciliations

and Definitions

Q3 2022

FINANCIAL

INFORMATION
—
Key Figures
CHANGE
($ in millions, unless otherwise indicated)
Q3 2022 Q3 2021 US$ Comparable
(1)
Orders 8,188 7,866 4% 16%
Order backlog (end September) 19,393 16,012 21% 35%
Revenues 7,406 7,028 5% 18%
Gross Profit 2,481 2,294 8%
as % of revenues 33.5% 32.6% +0.9 pts
Income from operations 708 852 -17%
Operational EBITA
(1)
1,231 1,062 16% 27%
(2)
as % of operational revenues
(1)
16.6% 15.1% +1.5 pts
Income from continuing operations, net of tax 420 687 -39%
Net income attributable to ABB 360 652 -45%
Basic earnings per share ($) 0.19 0.33 -41%
(3)
Cash flow from operating activities
(4)
791 1,104 -28%
Cash flow from operating activities in continuing operations 793 1,119 -29%
CHANGE
($ in millions, unless otherwise indicated)
9M 2022 9M 2021 US$ Comparable
(1)
Orders 26,368 23,611 12% 22%
Revenues 21,622 21,378 1% 10%
Gross Profit 7,052 7,070 0%
as % of revenues 32.6% 33.1% -0.5 pts
Income from operations 2,152 2,743 -22%
Operational EBITA
(1)
3,364 3,134 7% 15%
(2)
as % of operational revenues
(1)
15.5% 14.6% +0.9 pts
Income from continuing operations, net of tax 1,469 2,027 -28%
Net income attributable to ABB 1,343 1,906 -30%
Basic earnings per share ($) 0.70 0.95 -26%
(3)
Cash flow from operating activities
(4)
600 2,310 -74%
Cash flow from operating activities in continuing operations 614 2,305 n.a.
(1)

For a reconciliation of non-GAAP measures see “
Supplemental Reconciliations and Definitions
” on page 35.
(2)

Constant currency (not adjusted for portfolio changes).
(3)

EPS growth rates are computed using unrounded amounts.
(4)

Cash flow from operating activities includes both continuing and discontinued operations.

Q3 2022

FINANCIAL

INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
Q3 2022 Q3 2021 US$ Local Comparable
Orders

ABB Group 8,188 7,866 4% 13% 16%
Electrification 3,902 3,519 11% 20% 20%
Motion 1,966 1,909 3% 12% 24%
Process Automation 1,568 1,670 -6% 3% 3%
Robotics & Discrete Automation 901 935 -4% 8% 7%
Corporate and Other

(incl. intersegment eliminations) (149) (167)
Order backlog (end September) ABB Group 19,393 16,012 21% 34% 35%
Electrification 6,805 5,246 30% 41% 41%
Motion 4,613 3,717 24% 39% 42%
Process Automation 6,006 6,021 0% 11% 11%
Robotics & Discrete Automation 2,659 1,619 64% 87% 87%
Corporate and Other

(incl. intersegment eliminations) (690) (591)
Revenues

ABB Group 7,406 7,028 5% 15% 18%
Electrification 3,584 3,196 12% 22% 22%
Motion 1,702 1,673 2% 11% 23%
Process Automation 1,458 1,507 -3% 6% 6%
Robotics & Discrete Automation 828 813 2% 13% 13%
Corporate and Other

(incl. intersegment eliminations) (166) (161)
Income from operations ABB Group 708 852
Electrification 631 434
Motion 291 244
Process Automation 154 183
Robotics & Discrete Automation 81 68
Corporate and Other
(incl. intersegment eliminations) (449) (77)
Income from operations % ABB Group 9.6% 12.1%
Electrification 17.6% 13.6%
Motion 17.1% 14.6%
Process Automation 10.6% 12.1%
Robotics & Discrete Automation 9.8% 8.4%
Operational EBITA ABB Group 1,231 1,062 16% 27%
Electrification 647 511 27% 41%
Motion 305 291 5% 15%
Process Automation 225 207 9% 20%
Robotics & Discrete Automation 106 90 18% 36%
Corporate and Other
(incl. intersegment eliminations) (52) (37)
Operational EBITA %

ABB Group 16.6% 15.1%
Electrification 18.0% 15.9%
Motion 17.8% 17.4%
Process Automation 15.3% 13.7%
Robotics & Discrete Automation 12.8% 11.1%
Cash flow from operating activities ABB Group 791 1,104
Electrification 651 636
Motion 268 399
Process Automation 217 231
Robotics & Discrete Automation 82 56
Corporate and Other

(incl. intersegment eliminations) (425) (203)
Discontinued operations (2) (15)

Q3 2022

FINANCIAL

INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
9M 2022 9M 2021 US$ Local Comparable
Orders

ABB Group 26,368 23,611 12% 19% 22%
Electrification 12,336 10,743 15% 22% 22%
Motion 6,247 5,773 8% 15% 27%
Process Automation 5,079 4,881 4% 11% 11%
Robotics & Discrete Automation 3,318 2,744 21% 30% 29%
Corporate and Other
(incl. intersegment eliminations) (612) (530)
Order backlog (end September) ABB Group 19,393 16,012 21% 34% 35%
Electrification 6,805 5,246 30% 41% 41%
Motion 4,613 3,717 24% 39% 42%
Process Automation 6,006 6,021 0% 11% 11%
Robotics & Discrete Automation 2,659 1,619 64% 87% 87%
Corporate and Other
(incl. intersegment eliminations) (690) (591)
Revenues

ABB Group 21,622 21,378 1% 7% 10%
Electrification 10,442 9,742 7% 14% 14%
Motion 4,900 5,190 -6% 1% 11%
Process Automation 4,493 4,454 1% 8% 8%
Robotics & Discrete Automation 2,290 2,498 -8% -1% -2%
Corporate and Other
(incl. intersegment eliminations) (503) (506)
Income from operations ABB Group 2,152 2,743
Electrification 1,602 1,423
Motion 776 812
Process Automation 480 520
Robotics & Discrete Automation 146 224
Corporate and Other
(incl. intersegment eliminations) (852) (236)
Income from operations % ABB Group 10.0% 12.8%
Electrification 15.3% 14.6%
Motion 15.8% 15.6%
Process Automation 10.7% 11.7%
Robotics & Discrete Automation 6.4% 9.0%
Operational EBITA ABB Group 3,364 3,134 7% 15%
Electrification 1,756 1,614 9% 18%
Motion 845 905 -7% -1%
Process Automation 645 554 16% 26%
Robotics & Discrete Automation 215 291 -26% -17%
Corporate and Other
(incl. intersegment eliminations) (97) (230)
Operational EBITA %

ABB Group 15.5% 14.6%
Electrification 16.8% 16.5%
Motion 17.2% 17.4%
Process Automation 14.2% 12.4%
Robotics & Discrete Automation 9.4% 11.7%
Cash flow from operating activities ABB Group 600 2,310
Electrification 1,083 1,466
Motion 507 946
Process Automation 470 692
Robotics & Discrete Automation 109 245
Corporate and Other
(incl. intersegment eliminations) (1,555) (1,044)
Discontinued operations (14) 5

Q3 2022

FINANCIAL

INFORMATION
Operational EBITA
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) Q3 22 Q3 21 Q3 22 Q3 21 Q3 22 Q3 21 Q3 22 Q3 21 Q3 22 Q3 21
Revenues 7,406 7,028 3,584 3,196 1,702 1,673 1,458 1,507 828 813
Foreign exchange/commodity timing
differences in total revenues 23 23 3 11 9 4 14 9 (1) (1)
Operational revenues 7,429 7,051 3,587 3,207 1,711 1,677 1,472 1,516 827 812
Income from operations 708 852 631 434 291 244 154 183 81 68
Acquisition-related amortization 55 62 28 30 8 10 1 1 19 21
Restructuring, related and

implementation costs
(1)
20 28 8 11 3 13 1 2 6 1
Changes in obligations related to

divested businesses – 10 – – – – – – – –
Changes in pre-acquisition estimates 1 (14) 1 (14) – – – – – –
Gains and losses from sale of businesses – – (1) – 1 – – – – –
Acquisition- and divestment-related

expenses and integration costs 62 44 3 18 4 12 53 13 1 1
Other income/expense relating to the

Power Grids joint venture 30 15 – – – – – – – –
Certain other non-operational items 350 17 (16) 2 – – – 1 1 –
Foreign exchange/commodity timing
differences in income from operations 5 48 (7) 30 (2) 12 16 7 (2) (1)
Operational EBITA 1,231 1,062 647 511 305 291 225 207 106 90
Operational EBITA margin (%) 16.6% 15.1% 18.0% 15.9% 17.8% 17.4% 15.3% 13.7% 12.8% 11.1%
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) 9M 22 9M 21 9M 22 9M 21 9M 22 9M 21 9M 22 9M 21 9M 22 9M 21
Revenues 21,622 21,378 10,442 9,742 4,900 5,190 4,493 4,454 2,290 2,498
Foreign exchange/commodity timing
differences in total revenues 90 43 15 23 8 12 45 10 5 (2)
Operational revenues 21,712 21,421 10,457 9,765 4,908 5,202 4,538 4,464 2,295 2,496
Income from operations 2,152 2,743 1,602 1,423 776 812 480 520 146 224
Acquisition-related amortization 174 191 89 88 23 36 3 3 59 62
Restructuring, related and
implementation costs
(1)
300 81 18 32 11 18 6 15 9 6
Changes in obligations related to

divested businesses (17) 16 – – – – – – – –
Changes in pre-acquisition estimates – (6) 2 (6) – – – – (2) –
Gains and losses from sale of businesses 4 (9) (1) 4 5 (1) – (13) – –
Acquisition- and divestment-related

expenses and integration costs 171 74 32 36 12 19 122 17 4 1
Other income/expense relating to the

Power Grids joint venture 67 34 – – – – – – – –
Certain other non-operational items 413 (58) (24) (13) – 1 – 3 2 –
Foreign exchange/commodity timing
differences in income from operations 100 68 38 50 18 20 34 9 (3) (2)
Operational EBITA 3,364 3,134 1,756 1,614 845 905 645 554 215 291
Operational EBITA margin (%) 15.5% 14.6% 16.8% 16.5% 17.2% 17.4% 14.2% 12.4% 9.4% 11.7%
(1)

Includes impairment of certain assets.

Q3 2022

FINANCIAL

INFORMATION
Depreciation and Amortization
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions) Q3 22 Q3 21 Q3 22 Q3 21 Q3 22 Q3 21 Q3 22 Q3 21 Q3 22 Q3 21
Depreciation 129 142 64 70 25 30 17 21 16 15
Amortization 69 78 35 37 8 11 2 3 19 22
including total acquisition-related amortization of: 55 62 28 30 8 10 1 1 19 21
Process
Robotics & Discrete

ABB Electrification Motion Automation Automation
($ in millions) 9M 22 9M 21 9M 22 9M 21 9M 22 9M 21 9M 22 9M 21 9M 22 9M 21
Depreciation 401 434 198 202 78 94 51 59 46 43
Amortization 214 243 107 113 26 40 8 9 60 64
including total acquisition-related amortization of: 174 191 89 88 23 36 3 3 59 62
Orders received and revenues by region
($ in millions, unless otherwise indicated) Orders received CHANGE Revenues CHANGE
Com- Com-
Q3 22 Q3 21 US$ Local parable Q3 22 Q3 21 US$ Local parable
Europe 2,682 2,663 1% 20% 20% 2,494 2,525 -1% 18% 18%
The Americas 2,980 2,580 16% 17% 25% 2,452 2,161 13% 14% 23%
of which United States 2,294 1,934 19% 19% 29% 1,796 1,610 12% 12% 22%
Asia, Middle East and Africa 2,526 2,623 -4% 4% 4% 2,460 2,342 5% 13% 13%
of which China 1,165 1,260 -8% -2% -2% 1,300 1,209 7% 14% 14%
ABB Group 8,188 7,866 4% 13% 16% 7,406 7,028 5% 15% 18%
($ in millions, unless otherwise indicated)
Orders received CHANGE Revenues CHANGE
Com- Com-
9M 22 9M 21 US$ Local parable 9M 22 9M 21 US$ Local parable
Europe 9,174 8,719 5% 19% 19% 7,520 7,773 -3% 10% 10%
The Americas 8,927 7,300 22% 23% 32% 7,018 6,488 8% 8% 17%
of which United States 6,753 5,459 24% 24% 35% 5,124 4,818 6% 6% 17%
Asia, Middle East and Africa 8,267 7,592 9% 14% 14% 7,084 7,117 0% 4% 4%
of which China 4,112 3,781 9% 11% 11% 3,563 3,699 -4% -1% -1%
ABB Group 26,368 23,611 12% 19% 22% 21,622 21,378 1% 7% 10%

Q3 2022

FINANCIAL

INFORMATION
—
Consolidated Financial Information
ABB Ltd Consolidated Income Statements (unaudited)
Nine months ended Three months ended
($ in millions, except per share data in $)
Sep. 30, 2022 Sep. 30, 2021 Sep. 30, 2022 Sep. 30, 2021
Sales of products 17,946 17,644 6,184 5,770
Sales of services and other 3,676 3,734 1,222 1,258
Total revenues 21,622 21,378 7,406 7,028
Cost of sales of products (12,439) (12,089) (4,217) (3,981)
Cost of services and other (2,131) (2,219) (708) (753)
Total cost of sales (14,570) (14,308) (4,925) (4,734)
Gross profit 7,052 7,070 2,481 2,294
Selling, general and administrative expenses (3,833) (3,808) (1,277) (1,231)
Non-order related research and development expenses (844) (897) (272) (296)
Other income (expense), net (223) 378 (224) 85
Income from operations 2,152 2,743 708 852
Interest and dividend income 50 37 17 11
Interest and other finance expense (107) (108) (45) (17)
Non-operational pension (cost) credit 102 130 34 42
Income from continuing operations before taxes 2,197 2,802 714 888
Income tax expense (728) (775) (294) (201)
Income from continuing operations, net of

tax
1,469 2,027 420 687
Loss from discontinued operations, net of tax (36) (45) (16) (9)
Net income 1,433 1,982 404 678
Net income attributable to noncontrolling interests (90) (76) (44) (26)
Net income attributable to ABB 1,343 1,906 360 652
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 1,379 1,951 376 661
Loss from discontinued operations, net of tax (36) (45) (16) (9)
Net income 1,343 1,906 360 652
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.72 0.97 0.20 0.33
Loss from discontinued operations, net of tax (0.02) (0.02) (0.01) 0.00
Net income 0.70 0.95 0.19 0.33
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.72 0.96 0.20 0.33
Loss from discontinued operations, net of tax (0.02) (0.02) (0.01) 0.00
Net income 0.70 0.94 0.19 0.32
Weighted-average number of shares outstanding

(in millions) used to compute:
Basic earnings per share attributable to ABB shareholders 1,909 2,011 1,882 2,001
Diluted earnings per share attributable to ABB shareholders 1,920 2,028 1,889 2,019
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q3 2022

FINANCIAL

INFORMATION
—
ABB Ltd Condensed Consolidated Statements of Comprehensive
Income (unaudited)
Nine months ended Three months ended
($ in millions)
Sep. 30, 2022 Sep. 30, 2021 Sep. 30, 2022 Sep. 30, 2021
Total comprehensive income, net of

tax
778 1,722 70 516
Total comprehensive income

attributable to noncontrolling interests, net of tax
(61) (81) (35) (26)
Total comprehensive income attributable

to ABB shareholders, net of tax
717 1,641 35 490
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q3 2022

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Balance Sheets (unaudited)
($ in millions)
Sep. 30, 2022 Dec. 31, 2021
Cash and equivalents 2,365 4,159
Restricted cash 323 30
Marketable securities and short-term investments 793 1,170
Receivables, net 6,695 6,551
Contract assets 955 990
Inventories, net 5,849 4,880
Prepaid expenses 261 206
Other current assets 519 573
Current assets held for sale and in discontinued operations 102 136
Total current assets 17,862 18,695
Restricted cash, non-current – 300
Property, plant and equipment, net 3,735 4,045
Operating lease right-of-use assets 857 895
Investments in equity-accounted companies 1,557 1,670
Prepaid pension and other employee benefits 901 892
Intangible assets, net 1,386 1,561
Goodwill 10,285 10,482
Deferred taxes 1,353 1,177
Other non-current assets 497 543
Total assets 38,433 40,260
Accounts payable, trade 4,769 4,921
Contract liabilities 2,115 1,894
Short-term debt and current maturities of long-term debt 3,068 1,384
Current operating leases 215 230
Provisions for warranties 962 1,005
Other provisions 1,478 1,386
Other current liabilities 4,201 4,367
Current liabilities held for sale and in discontinued operations 286 381
Total current liabilities 17,094 15,568
Long-term debt 4,530 4,177
Non-current operating leases 666 689
Pension and other employee benefits 871 1,025
Deferred taxes 766 685
Other non-current liabilities 2,246 2,116
Non-current liabilities held for sale and in discontinued operations 17 43
Total liabilities 26,190 24,303
Commitments and contingencies
Redeemable noncontrolling interest 85 –
Stockholders’ equity:
Common stock, CHF 0.12 par value
(1,965 million and 2,053 million shares issued at September

30, 2022, and December 31, 2021, respectively)
171 178
Additional paid-in capital 9 22
Retained earnings 19,127 22,477
Accumulated other comprehensive loss (4,715) (4,088)
Treasury stock, at cost
(90 million and 95 million shares at September 30, 2022, and December

31, 2021, respectively)
(2,770) (3,010)
Total ABB stockholders’ equity 11,822 15,579
Noncontrolling interests 336 378
Total stockholders’ equity 12,158 15,957
Total liabilities and stockholders’

equity
38,433 40,260
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q3 2022

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Statements of Cash Flows (unaudited)
Nine months ended Three months ended
($ in millions)
Sep. 30, 2022 Sep. 30, 2021 Sep. 30, 2022 Sep. 30, 2021
Operating activities:
Net income 1,433 1,982 404 678
Loss from discontinued operations, net of tax 36 45 16 9
Adjustments to reconcile net income (loss) to

net cash provided by operating activities:
Depreciation and amortization 615 677 198 220
Changes in fair values of investments (39) (114) (24) (1)
Pension and other employee benefits (107) (159) (24) (65)
Deferred taxes (183) 82 (35) (27)
Loss from equity-accounted companies 100 83 38 26
Net loss (gain) from derivatives and foreign exchange 44 99 (33) 55
Net loss (gain) from sale of property,

plant and equipment
(64) (22) (9) (7)
Other 65 61 (2) 32
Changes in operating assets and liabilities:
Trade receivables, net (657) (182) (36) 232
Contract assets and liabilities 353 (73) 101 74
Inventories, net (1,667) (692) (584) (399)
Accounts payable, trade 390 361 177 52
Accrued liabilities 52 336 307 283
Provisions, net 312 (79) 186 (19)
Income taxes payable and receivable 19 (92) 71 (36)
Other assets and liabilities, net (88) (8) 42 12
Net cash provided by operating activities – continuing

operations
614 2,305 793 1,119
Net cash provided by (used in) operating activities – discontinued

operations
(14) 5 (2) (15)
Net cash provided by operating activities 600 2,310 791 1,104
Investing activities:
Purchases of investments (271) (414) (15) (67)
Purchases of property, plant and

equipment and intangible assets
(503) (459) (165) (166)
Acquisition of businesses (net of cash acquired)
and increases in cost-

and equity-accounted companies
(226) (227) (47) (199)
Proceeds from sales of investments 654 1,639 148 318
Proceeds from maturity of investments – 80 – –
Proceeds from sales of property,

plant and equipment
85 36 19 13
Proceeds from sales of businesses (net of transaction costs
and cash disposed) and cost-

and equity-accounted companies
(8) 93 5 46
Net cash from settlement of foreign currency derivatives (154) (75) (210) (3)
Other investing activities 1 (25) 9 (11)
Net cash provided by (used in) investing activities – continuing operations
(422) 648 (256) (69)
Net cash provided by (used in) investing activities – discontinued

operations
(91) (83) – (13)
Net cash provided by (used in) investing activities (513) 565 (256) (82)
Financing activities:
Net changes in debt with original maturities of 90 days or less 1,475 213 284 (61)
Increase in debt 3,554 1,378 373 374
Repayment of debt (2,025) (763) (542) (13)
Delivery of shares 389 786 19 20
Purchase of treasury stock (3,251) (2,441) (590) (470)
Dividends paid (1,698) (1,726) – –
Dividends paid to noncontrolling shareholders (83) (91) (7) 1
Other financing activities (58) (17) (5) (23)
Net cash used in financing activities – continuing

operations
(1,697) (2,661) (468) (172)
Net cash provided by financing activities – discontinued

operations
– – – –
Net cash used in financing activities (1,697) (2,661) (468) (172)
Effects of exchange rate changes on cash and equivalents

and restricted cash
(191) (75) (115) (41)
Net change in cash and equivalents and restricted cash (1,801) 139 (48) 809
Cash and equivalents and restricted cash, beginning of period 4,489 3,901 2,736 3,231
Cash and equivalents and restricted cash, end of period 2,688 4,040 2,688 4,040
Supplementary disclosure of cash flow information:
Interest paid 47 75 11 17
Income taxes paid 907 793 269 250
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q3 2022

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity (unaudited)
($ in millions)
Common
stock
Additional
paid-in
capital
Retained
earnings
Accumulated
other
comprehensive
loss
Treasury
stock
Total ABB

stockholders’
equity
Non-
controlling
interests
Total
stockholders’
equity
Balance at January 1, 2021 188 83 22,946 (4,002) (3,530) 15,685 314 15,999
Comprehensive income:
Net income 1,906 1,906 76 1,982
Foreign currency translation
adjustments, net of tax of $2 (366) (366) 5 (361)
Effect of change in fair value of
available-for-sale securities,
net of tax of $(3) (10) (10) (10)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $10 114 114 114
Change in derivative instruments
and hedges, net of tax of $0 (3) (3) (3)
Total comprehensive income 1,641 81 1,722
Changes in noncontrolling interests (37) (20) (57) 55 (2)
Dividends to
noncontrolling shareholders – (92) (92)
Dividends to shareholders (1,730) (1,730) (1,730)
Cancellation of treasury shares (10) (17) (3,130) 3,157 – –
Share-based payment arrangements 48 48 48
Purchase of treasury stock (2,430) (2,430) (2,430)
Delivery of shares (68) (136) 990 786 786
Other 6 6 6
Balance at September 30, 2021 178 16 19,837 (4,266) (1,814) 13,951 358 14,309
Balance at January 1, 2022 178 22 22,477 (4,088) (3,010) 15,579 378 15,957
Comprehensive income:
Net income 1,343 1,343 93 1,436
Foreign currency translation
adjustments, net of tax of $1 (774) (774) (32) (806)
Effect of change in fair value of
available-for-sale securities,
net of tax of $(6) (24) (24) (24)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $57 172 172 172
Change in derivative instruments
and hedges, net of tax of $3 – – –
Total comprehensive income 717 61 778
Changes in noncontrolling interests (3) (3) (22) (25)
Dividends to
noncontrolling shareholders – (81) (81)
Dividends to shareholders (1,700) (1,700) (1,700)
Cancellation of treasury shares (8) (4) (2,864) 2,876 – –
Share-based payment arrangements 33 33 33
Purchase of treasury stock (3,201) (3,201) (3,201)
Delivery of shares (46) (130) 565 389 389
Other 7 7 7
Balance at September 30, 2022 171 9 19,127 (4,715) (2,770) 11,822 336 12,158
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q3 2022

FINANCIAL

INFORMATION
—
Notes to the Consolidated Financial Information (unaudited)
─
Note 1
The Company and basis of presentation
ABB Ltd and its subsidiaries (collectively,

the Company) together form a leading global technology

company, connecting software

to its electrification, robotics,
automation and motion portfolio to drive performance to new

levels.
The Company’s Consolidated Financial Information is

prepared in accordance with United States of America generally accepted accounting principles (U.S.
GAAP) for interim financial reporting. As such, the Consolidated

Financial Information does not include all the

information and notes required under U.S. GAAP

for
annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited

consolidated financial statements in
the Company’s Annual Report for the year ended December

31, 2021.
The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and

estimates that directly affect the amounts
reported in the Consolidated Financial Information. These accounting assumptions and estimates include:
●
growth rates, discount rates and other assumptions used to determine impairment of long-lived assets and

in testing goodwill for impairment,
●
estimates to determine valuation allowances for deferred tax assets and amounts recorded for unrecognized tax benefits,
●
assumptions used in determining inventory obsolescence and net realizable value,
●
estimates and assumptions used in determining the initial fair value of retained noncontrolling interest and certain obligations

in connection with
divestments,
●
estimates and assumptions used in determining the fair

values of assets and liabilities assumed in business

combinations,
●
estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries,

environmental damages, product
warranties, self-insurance reserves, regulatory and other proceedings,
●
estimates used to record expected costs for employee sever

ance in connection with restructuring programs,
●
estimates related to credit losses expected to occur over

the remaining life of financial assets such as trade and other receivables, loans and other
instruments,
●
assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets, and
●
assumptions and projections, principally related to future material,

labor and project-related overhead costs, used in determining the percentage-of-
completion on projects, as well as the amount of variable consideration the Company expects to be entitled to.
The actual results and outcomes may differ from the Company’s estimates and assumptions.
A portion of the Company’s activities (primarily long-term

construction activities) has an operating cycle that

exceeds one year. For classification of

current assets
and liabilities related to such activities, the Company elected to use the duration of the individual contracts

as its operating cycle. Accordingly,

there are accounts
receivable, contract assets, inventories and provisions related to these contracts which will not be realized within one

year that have been classified as current.
Basis of presentation
In the opinion of management, the unaudited Consolidated Financial

Information contains all necessary

adjustments to present fairly the financial position, results of operations and cash flows for the reported periods. Management considers all such adjustments to be of a normal recurring nature. The

Consolidated Financial
Information is presented in United States dollars ($)

unless otherwise stated. Due to rounding, numbers presented

in the Consolidated Financial Information may
not add to the totals provided.

Q3 2022

FINANCIAL

INFORMATION
─
Note 2
Recent accounting pronouncements
Applicable for current periods
Business Combinations — Accounting for contract

assets and contract liabilities from contracts with customers
In January 2022, the Company early adopted a new accounting

standard update, which provides guidance on the accounting for revenue contracts acquired in a
business combination. The update requires contract assets

and liabilities acquired in a business combination to be recognized and measured at the date of
acquisition in accordance with the principles for recognizing revenues from contracts with customers.

The Company has applied this accounting standard update
prospectively starting with acquisitions closing after January

1, 2022.
Disclosures about government assistance
In January 2022, the Company adopted a new accounting standard update,

which requires entities to disclose certain types of government assistance. Under the
update, the Company is required to annually disclose (i) the type of the assistance received, including any significant

terms and conditions, (ii) its related
accounting policy, and (iii) the effect

such transactions have on its financial statements. The Company has applied this accounting standard update prospe

ctively.
This update does not have a significant impact on the Company’s consolidated financial statements.

Applicable for future periods
Facilitation of the effects of reference rate reform on financial reporting
In March 2020, an accounting standard update was issued

which provides temporary optional expedients and exceptions

to the current guidance on contract
modifications and hedge accounting to ease the financial reporting burdens

related to the expected market transition from the London

Interbank Offered Rate
(LIBOR) and other interbank offered rates to alternative reference rates. This update,

along with clarifications outlined in a subsequent

update issued in January
2021, can be adopted and applied no later than December 31,

2022, with early adoption permitted. The Company does

not expect this update to have a significant
impact on its consolidated financial statements.
Disclosure about supplier finance program obligations
In September 2022, an accounting standard update was issued which requires entities to disclose information related to supplier finance programs. Under the
update, the Company is required to annually disclose (i) the key terms of the program, (ii) the amount of the supplier

finance obligations outstanding and where
those obligations are presented in the balance sheet at the reporting date, and (iii) a rollforward of the supplier finance obligation program within the reporting
period. This update is effective for the Company

retrospectively for all in-scope transactions for annual periods beginning January 1, 2023, with the exception of
the rollforward disclosures,

which are effective prospectively for annual periods

beginning January 1, 2024, with early adoption permitted. The Company does not
expect this update to have a significant impact on its consolidated financial statements.
─
Note 3
Discontinued operations and assets held for sale
Divestment of the Power Grids business
On July 1, 2020, the Company completed the sale of 80.1 percent of its Power Grids business to Hitachi Ltd (Hitachi).

The transaction was executed through the
sale of 80.1 percent of the shares of Hitachi Energy Ltd, formerly

Hitachi ABB Power Grids Ltd (“Hitachi Energy”)

.

Cash consideration received at the closing date
was $9,241 million net of cash disposed.

Further, for accounting purposes,

the 19.9 percent ownership interest retained by the Company

is deemed to have been
both divested and reacquired at its fair value on July 1, 2020 (see

Note 4).
At the date of the divestment, the Company recorded liabilities in discontinued

operations for estimated future costs and other cash payments of $487 million for
various contractual items relating to the sale of the business including required future cost reimbursements payable

to Hitachi Energy, costs to be

incurred by the
Company for the direct benefit of Hitachi Energy,

and an amount due to Hitachi Ltd in connection with

the expected purchase price finalization of the closing debt and working capital balances. From the date of the disposal

through September 30, 2022, $455 million of these

liabilities had been paid and are reported as
reductions in the cash consideration received, of which $91

million and $17 million was paid during the nine and

three months ended September 30, 2022,
respectively. In the nine and three months

ended September 30, 2021, total cash payments made

in connection with these liabilities amounted to $83 million

and
$13 million, respectively. At September

30, 2022,

the remaining amount recorded was $55 million.
During the second quarter of 2022, the Company completed the legal title transfer of the remaining entities of

Power Grids business to Hitachi Energy,

resulting in
the release of $12 million held in escrow and included in Current

Restricted Cash at December 31, 2021.
Upon closing of the sale, the Company entered into various

transition services agreements (TSAs). Pursuant to these

TSAs, the Company and Hitachi Energy
provide to each other, on an interim, transitional

basis, various services. The services

provided by the Company primarily include finance, information technology, human resources and certain other administrative services.

Under the current terms, the TSAs will continue for up

to 3 years, and can only be extended on an
exceptional basis for business-critical services for an additional period which is reasonably necessary to avoid a material adverse

impact on the business. In the
nine and three months ended September 30, 2022, the Company

has recognized within its continuing operations, general

and administrative expenses incurred to
perform the TSA, offset by $11

5

million and $39 million, respectively,

in TSA-related income for such services

that is reported in Other income (expense). In the
nine and three months ended September 30, 2021,

Other income (expense) included $127 million

and $39 million, respectively,

of TSA-related income for such
services.
Discontinued operations
As a result of the sale of the Power Grids business, substantially all assets and liabilities related to Power Grids have

been sold. As this divestment represented

a
strategic shift that would have a major effect on the Company’s operations and financial results, the

results of this business were presented as discontinued
operations and the assets and liabilities were presented as held for sale and in discontinued operations. After the

date of sale, certain business contracts in the
Power Grids business continue to be executed by subsidiaries of the Company for the benefit/risk of Hitachi Energy

.

Assets and liabilities relating to, as well as

the
net financial results of, these contracts will continue to be included in discontinued operations until they have been completed or otherwise transferred to Hitachi
Energy.

Q3 2022

FINANCIAL

INFORMATION
Amounts recorded in discontinued operations were as follows:
Nine months ended Three months ended
($ in millions)
Sep. 30, 2022 Sep. 30, 2021 Sep. 30, 2022 Sep. 30, 2021
Expenses (25) (13) (14) (4)
Change to net gain recognized on sale of the Power Grids business (11) (32) (2) (5)
Loss from discontinued operations, net of

tax
(36) (45) (16) (9)
In addition,

the Company also has retained obligations (primarily for environmental and taxes) related to other businesses

disposed or otherwise exited that
qualified as discontinued operations. Changes to these retained obligations are also included in Loss from discontinued operations,

net of tax, above.
The major components of assets and liabilities held for sale and in discontinued operations in the Company’s Consolidated

Balance Sheets are summarized as
follows:
($ in millions)
Sep. 30, 2022
(1)
Dec. 31, 2021
(1)
Receivables, net 92 131
Other current assets 10 5
Current assets held for sale and in discontinued

operations
102 136
Accounts payable, trade 49 71
Other liabilities 237 310
Current liabilities held for sale and in discontinued

operations
286 381
Other non-current liabilities 17 43
Non-current liabilities held for sale and in discontinued

operations
17 43
(1)

At September 30, 2022, and December 31, 2021, the balances reported as held for sale and in discontinued operations pertain to Power Grids activities and other obligations which will remain with the Company until such time as the obligation is settled or the activities are fully wound down.
─
Note 4
Acquisitions and equity-accounted companies
Acquisition of controlling interests
Acquisitions of controlling interests were as follows:
Nine months ended September 30, Three months ended September 30,
($ in millions, except number of acquired businesses) 2022 2021 2022 2021
Purchase price for acquisitions (net of cash acquired)
(1)
150 216 12 190
Aggregate excess of purchase price
over fair value of net assets acquired
(2)
205 159 14 148
Number of acquired businesses

3 2 2 1
(1)

Excluding changes in cost- and equity-accounted companies.
(2)

Recorded as goodwill.
In the table

above, the “Purchase price for acquisitions” and “Aggregate

excess of purchase price over fair value of net assets

acquired” amounts for the nine
months ended September 30, 2022, relate primarily to the acquisition of InCharge Energy, Inc. (In-Charge)

and in the nine months ended September 30, 2021,
relate primarily to the acquisition of ASTI Mobile Robotics

Group (ASTI).
Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in

the Company’s Consolidated Financial
Statements since the date of acquisition.

While the Company uses its best estimates and assumptions

as part of the purchase price allocation process

to value assets acquired and liabilities assumed

at
the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition

date and is subject to refinement as more
detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

Q3 2022

FINANCIAL

INFORMATION
On January 26, 2022, the Company increased its ownership in

In-Charge to a 60 percent controlling interest through a stock purchase agreement. The resulting
cash outflows for the Company amounted to $134 million (net

of cash acquired of $4 million). The acquisition expands

the market presence of the E-mobility
Division of its Electrification operating segment,

particularly in the North American market. In connection

with the acquisition, the Company’s pre-existing
13.2 percent ownership of In-Charge was revalued to fair

value and a gain of $32

million was recorded in Other income (expense)

in the nine months ended
September 30, 2022. The Company entered into an agreement with the remaining noncontrolling shareholders

allowing either party to put or call the remaining
40 percent of the shares until 2027. The amount for which either party can exercise their option is dependent

on a formula based on revenues and thus, the
amount is subject to change. As a result of this agreement, the noncontrolling interest is classified as Redeemable

noncontrolling interest (i.e. mezzanine equity)

in
the Consolidated Balance Sheets and was initially recognized at fair value.
On August 2, 2021, the Company acquired the shares

of ASTI. ASTI is headquartered in Burgos, Spain and

is a global autonomous mobile robot (AMR)
manufacturer. The resulting cash outflows

for the Company amounted to $190 million (net of cash

acquired of $7 million). The acquisition expands the Company’s robotics and automation offering in its Robotics and Discrete

Automation operating segment.
Investments in equity-accounted companies
In connection with the divestment of its Power Grids business to Hitachi (see Note 3), the Company retained a 19.

9

percent interest in the business and obtained
an option, exercisable with three-months’ notice commencing

April 2023, granting it the right to require Hitachi to purchase this investment at fair value, subject to
a minimum floor price equivalent to a 10 percent discount compared to the price paid for the initial 80.1 percent. The

Company has concluded that based on its
continuing involvement with the Power Grids business, including membership in its governing board of directors, it has significant influence over Hitachi Energy.

As
a result, the investment (including the value of the option)

is accounted for using the equity method.
Hitachi also holds a call option which would require the Company to sell the remaining 19.9 percent interest

in Hitachi Energy at a price consistent with what was
paid by Hitachi to acquire the initial 80.1 percent or at fair value,

if higher. In September 2022, the

Company and Hitachi agreed to sell the Company’s

remaining
investment in Hitachi Energy and settle certain outstanding contractual obligations relating to the initial sale of the business,

including certain indemnification
guarantees (see Note #NCCC). The Company expects

to receive approximately $1.5 billion of net proceeds in connection with the sale of the remaining
investment in Hitachi Energy. The sale

is planned to be completed in the fourth quarter of 2022.
At the date of the divestment of the Power Grids business,

the fair value of Hitachi Energy exceeded the book

value of the underlying net assets.

At September 30,
2022, and December 31, 2021,

the reported value of the investment in Hitachi

Energy includes $1,375 million and $1,474 million, respectively,

for the Company’s
19.9 percent share of this basis difference. The Company

amortizes its share of these differences

over the estimated remaining

useful lives of the underlying
assets that gave rise to this difference, recording the amortizati on, net of related deferred tax benefit, as a reduction of

income from equity-accounted companies.
As of September 30, 2022,

the Company determined that no impairment of

its equity-accounted investments existed.
The carrying value of the Company’s investments in equity-accounted companies and respective percentage of ownership

is as follows:
Ownership as of Carrying value at
($ in millions, except ownership share in %) September 30, 2022 September 30, 2022 December 31, 2021
Hitachi Energy Ltd 19.9% 1,491 1,609
Others 66 61
Total 1,557 1,670
In the nine and three months ended September 30, 2022 and

2021,

the Company recorded its share of the earnings of investees

accounted for under the equity
method of accounting in Other income (expense), net, as follows:
Nine months ended September 30, Three months ended September 30,
($ in millions) 2022 2021 2022 2021
Income (loss) from equity-accounted companies, net of taxes (34) 11 (24) 7
Basis difference amortization (net of deferred income tax benefit) (66) (94) (14) (33)
Loss from equity-accounted companies (100) (83) (38) (26)
Subsequent events
On September 7, 2022, the shareholders approved the spinoff

of the Company’s Turbocharging Division

into an independent, publicly traded company,

Accelleron
Industries AG, which was completed through the distribution of common stock to the stockholders of

ABB on October 3, 2022.

Q3 2022

FINANCIAL

INFORMATION
─
Note 5
Cash and equivalents, marketable securities and short-term investments
Cash and equivalents, marketable securities and short-term

investments consisted of the following:
September 30, 2022
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value

recorded in net income
Cash 1,760 1,760 1,760
Time deposits 947 947 928 19
Equity securities 340 4 344 344
3,047 4 – 3,051 2,688 363
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 270 1 (17) 254 254
European government obligations 13 13 13
Other government obligations 107 107 107
Corporate 64 (8) 56 56
454 1 (25) 430 – 430
Total 3,501 5 (25) 3,481 2,688 793
Of which:

Restricted cash, current 323
December 31, 2021
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value
recorded in net income
Cash 2,752 2,752 2,752
Time deposits 2,037 2,037 1,737 300
Equity securities 569 18 587 587
5,358 18 – 5,376 4,489 887
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 203 7 (1) 209 209
Corporate 74 1 (1) 74 74
277 8 (2) 283 – 283
Total 5,635 26 (2) 5,659 4,489 1,170
Of which:
Restricted cash, current 30
Restricted cash, non-current 300

Q3 2022

FINANCIAL

INFORMATION
─
Note 6
Derivative financial instruments
The Company is exposed to certain currency,

commodity, interest rate and equity

risks arising from its global operating, financing and

investing activities. The
Company uses derivative instruments to reduce and manage the economic impact of these exposures.
Currency risk

Due to the global nature of the Company’s operations, many

of its subsidiaries are exposed to currency risk

in their operating activities from entering into
transactions in currencies other than their functional currency.

To manage such

currency risks, the Company’s policies require its

subsidiaries to hedge their
foreign currency exposures from binding sales and purchase

contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of
standard products and the related foreign currency denominated purchases,

the Company’s policy is to hedge up to a maximum of

100 percent of the forecasted
foreign currency denominated exposures, depending on the

length of the forecasted exposures. Forecasted

exposures greater than 12 months are not hedged.
Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash

flows (caused by changes in
exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within

its treasury operations, the Company
primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches

arising in its liquidity management
activities.
Commodity risk
Various commodity products

are used in the Company’s manufacturing activities.

Consequently it is exposed to volatility in future cash flows arising from changes
in commodity prices. To

manage the price risk of commodities, the Company’s

policies require that its subsidiaries hedge the commodity

price risk exposures from
binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over

the next 12 months or longer (up to
a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities.
Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps and cross-currency interest rate swaps are used to manage

the interest rate and foreign
currency risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses
instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest

rate risk arising from the Company’s
balance sheet structure but does not designate such instruments as hedges.
Equity risk
The Company is exposed to fluctuations in the fair value of

its warrant appreciation rights (WARs)

issued under its management

incentive plan. A WAR gives its
holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise.

To eliminate

such risk, the Company has
purchased cash-settled call options, indexed to the shares of the

Company, which entitle the Company

to receive amounts equivalent to its obligations

under the
outstanding WARs.
Volume of derivative activity
In general, while the Company’s primary objective in

its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated
and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.
Foreign exchange and interest rate derivatives
The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as

hedges or not) were as follows:
Type of derivative
Total notional amounts

at
($ in millions)
September 30, 2022 December 31, 2021 September 30, 2021
Foreign exchange contracts 15,501 11,276 9,401
Embedded foreign exchange derivatives 864 815 881
Cross-currency interest rate swaps 781 906 926
Interest rate contracts 2,598 3,541 3,102
Derivative commodity contracts
The Company uses derivatives to hedge its direct or indirect exposure to the movement in the prices of commodities which are

primarily copper, silver and
aluminum. The following table shows the notional amounts of outstanding derivatives (whether designated as hedges or not), on

a net basis, to reflect the
Company’s requirements for these commodities:
Type of derivative Unit
Total notional amounts

at
September 30, 2022 December 31, 2021 September 30, 2021
Copper swaps metric tonnes 36,264 36,017 34,615
Silver swaps ounces 2,787,909 2,842,533 2,593,338
Aluminum swaps metric tonnes 6,925 7,125 6,700
Equity derivatives
At September 30, 2022, December 31, 2021, and September 30,

2021, the Company held 8 million,

9 million and 11

million cash-settled call options indexed to
ABB Ltd shares (conversion ratio 5:1) with a total fair value of $11 million,

$29 million and $25 million, respectively.
Cash flow hedges
As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk

of its operations, commodity swaps to
manage its commodity risks and cash-settled call options to

hedge its WAR liabilities. The Company applies cash

flow hedge accounting in only limited cases. In
these cases, the effective portion of the changes in their

fair value is recorded in “Accumulated other comprehensive

loss” and subsequently reclassified into
earnings in the same line item and in the same period as

the underlying hedged transaction affects

earnings. For the nine and three months ended

September 30,
2022 and 2021, there were no significant

amounts recorded for cash flow hedge accounting

activities.
Fair value hedges
To reduce its interest

rate exposure arising primarily from its debt issuance activities,

the Company uses interest rate swaps and

cross-currency interest rate
swaps. Where such instruments are designated as fair value hedges,

the changes in the fair value of these instruments,

as well as the changes in the fair value of
the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest

and other finance expense”.

Q3 2022

FINANCIAL

INFORMATION
The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income

Statements was as follows:
Nine months ended September 30, Three months ended September 30,
($ in millions)
2022 2021 2022 2021
Gains (losses) recognized in Interest and other finance expense:

Interest rate contracts Designated as fair value hedges (83) (40) (28) (13)
Hedged item 85 41 29 13
Cross-currency interest rate swaps Designated as fair value hedges (125) (27) (31) (2)
Hedged item 119 25 29 1
Derivatives not designated in hedge relationships
Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges

are economic hedges used for risk management
purposes. Gains and losses from changes in the fair values

of such derivatives are recognized in the same line in the

income statement as the economically
hedged transaction.
Furthermore, under certain circumstances, the Company

is required to split and account separately for foreign currency derivatives that are embedded within
certain binding sales or purchase contracts denominated

in a currency other than the functional currency of the subsidiary and the counterparty.
The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships

were as follows:
Type of derivative not Gains (losses) recognized in income
designated as a hedge Nine months ended September 30, Three months ended September 30,
($ in millions)
Location 2022 2021 2022 2021
Foreign exchange contracts Total revenues (201) (49) (82) (39)
Total cost of sales 57 (24) 23 –
SG&A expenses
(1)
35 6 12 7
Non-order related research

and development 2 (2) 1 (1)
Interest and other finance expense (139) (121) (85) (2)
Embedded foreign exchange Total revenues 12 (14) 7 (1)
contracts Total cost of sales (12) (3) (10) (1)
Commodity contracts Total cost of sales (72) 47 (21) (16)
Other Interest and other finance expense 4 – 1 (1)
Total (314) (160) (154) (54)
(1)

SG&A expenses represent

“Selling, general and

administrative expenses”.
The fair values of derivatives included in the Consolidated Balance

Sheets were as follows:
September 30, 2022
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions)
assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts 1 – 5 5
Interest rate contracts 1 – 7 48
Cross-currency interest rate swaps – – – 349
Cash-settled call options 11 – – –
Total 13 – 12 402
Derivatives not designated as hedging instruments:
Foreign exchange contracts 161 26 199 21
Commodity contracts 3 – 45 –
Interest rate contracts 5 – 5 –
Embedded foreign exchange derivatives 27 4 15 11
Total 196 30 264 32
Total fair value 209 30 276 434

Q3 2022

FINANCIAL

INFORMATION
December 31, 2021
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – – 3 5
Interest rate contracts 9 20 – –
Cross currency swaps – – – 109
Cash-settled call options 29 – – –
Total 38 20 3 114
Derivatives not designated as hedging instruments:
Foreign exchange contracts 108 14 107 7
Commodity contracts 19 – 5 –
Interest rate contracts 1 – 2 –
Embedded foreign exchange derivatives 10 7 16 10
Total 138 21 130 17
Total fair value 176 41 133 131
Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions

between two counterparties on the
occurrence of one or more pre-defined trigger events.
Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the

tables above and in the Consolidated
Balance Sheets at September 30, 2022, and December 31,

2021, have been presented on a gross basis.
The Company’s netting agreements and other similar arrangements allow net settlements under certain conditions.

At September 30, 2022, and December 31,
2021, information related to these offsetting arrangements was as follows:
($ in millions)
September 30, 2022
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or of recognized eligible for set-off collateral collateral Net asset similar arrangement assets in case of default received received exposure
Derivatives 208 (143) – – 65
Total 208 (143) – – 65
($ in millions)
September 30, 2022
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net liability
similar arrangement liabilities in case of default pledged pledged exposure
Derivatives 684 (143) – – 541
Total 684 (143) – – 541
($ in millions) December 31, 2021
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net asset
similar arrangement

assets
in case of default received received exposure
Derivatives 200 (104) – – 96
Total 200 (104) – – 96

($ in millions)
December 31, 2021
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral

collateral
Net liability
similar arrangement liabilities

in case of default
pledged pledged exposure
Derivatives 238 (104) – – 134
Total 238 (104) – – 134

Q3 2022

FINANCIAL

INFORMATION
─
Note 7
Fair values
The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis

and, when necessary,

to record certain
non-financial assets at fair value on a non-recurring basis,

as well as to determine fair value disclosures for certain financial instruments carried at amortized cost
in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency,

commodity and interest rate
derivatives, as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value

on a non-recurring basis include
long-lived assets that are reduced to their estimated fair value due to impairments.
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the
measurement date. In determining fair value, the Company

uses various valuation techniques including the market

approach (using observable market data for
identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs

a market participant would incur
to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the nature

of
those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at

fair value within this hierarchy based on
whether the inputs to the valuation technique are observable or unobservable.

An observable input is based on market data obtained from

independent sources,
while an unobservable input reflects the Company’s

assumptions about market data.
The levels of the fair value hierarchy are as follows:
Level 1:

Valuation inputs consist

of quoted prices in an active market for identical

assets or liabilities (observable quoted prices). Assets

and liabilities valued
using Level 1 inputs include exchange
‑
traded equity securities, listed derivatives

which are actively traded such as commodity futures, interest rate
futures and certain actively traded debt securities.
Level 2:

Valuation inputs consist

of observable inputs (other than Level 1 inputs)

such as actively quoted prices for similar assets, quoted prices in inactive
markets and inputs other than quoted prices such

as interest rate yield curves, credit spreads, or inputs derived from other observable data by
interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both
observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion

of the adjustment or
the unobservable input to the valuation model is significant,

in which case the fair value measurement would be

classified as Level 3. Assets and
liabilities valued or disclosed using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate
swaps, cross-currency interest rate swaps, commodity

swaps, cash-settled call options, forward foreign exchange

contracts, foreign exchange swaps and
forward rate agreements, time deposits, as well as financing receivables and debt.
Level 3:

Valuation inputs are based on

the Company’s assumptions of relevant market

data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company

ordinarily determines fair

values based on mid-market quotes. However,

for the purpose of
determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive

plan, bid prices are used.
When determining fair values based on quoted prices

in an active market, the Company considers if the

level of transaction activity for the financial instrument

has
significantly decreased or would not be considered orderly.

In such cases, the resulting changes in valuation

techniques would be disclosed. If the market is
considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such

as an income approach.
Recurring fair value measures
The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:
September 30, 2022
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities 344 344
Debt securities—U.S. government obligations 254 254
Debt securities—European government obligations 13 13
Debt securities—Other government obligations 107 107
Debt securities—Corporate 56 56
Derivative assets—current in “Other current assets” 209 209
Derivative assets—non-current in “Other non-current assets” 30 30
Total 267 746 – 1,013
Liabilities
Derivative liabilities—current in “Other current liabilities” 276 276
Derivative liabilities—non-current in “Other non-current liabilities” 434 434
Total – 710 – 710

Q3 2022

FINANCIAL

INFORMATION
December 31, 2021
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities 587 587
Debt securities—U.S. government obligations 209 209
Debt securities—Corporate 74 74
Derivative assets—current in “Other current assets” 176 176
Derivative assets—non-current in “Other non-current assets” 41 41
Total 209 878 – 1,087
Liabilities
Derivative liabilities—current in “Other current liabilities” 133 133
Derivative liabilities—non-current in “Other non-current liabilities” 131 131
Total – 264 – 264
The Company uses the following methods and assumptions in

estimating fair values of financial assets

and liabilities measured at fair value on a recurring basis:
●

Securities in “Marketable securities and short-term investments”

and “Other non-current assets”:
If quoted market prices in active markets for identical
assets are available, these are considered Level 1 inputs; however,

when markets are not active, these inputs

are considered Level 2. If such quoted
market prices are not available, fair value is determined using market prices for similar assets or present value techniques,

applying an appropriate risk-
free interest rate adjusted for non-performance risk. The inputs used in present value techniques are observable and fall

into the Level 2 category.

●

Derivatives
: The fair values of derivative instruments are determined using quoted prices of identical instruments from an

active market, if available
(Level 1 inputs). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present

value techniques, based on
available market data, or option pricing models are used. Cash

-settled call options hedging the Company’s WAR

liability are valued based on bid prices
of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques

represent a Level 2 input
unless significant unobservable inputs are used.

Non-recurring fair value measures

The Company elects to record private equity investments without readily determinable fair values at cost, less impairment, adjusted

by observable price changes.
The Company reassesses at each reporting period whether these investments continue to qualify for this treatment. During the nine months ended September 30,
2022 and 2021,

the Company recognized, in Other income (expense), net

fair value gains of $56 million and $106 million, respectively,

related to certain of its
private equity investments based on observable market price changes for an identical or similar investment of the same

issuer of which net gains of $26 million and
$3 million were recognized in the three months ended September

30, 2022 and 2021, respectively.

The fair values were determined using level 2 inputs. The
carrying values of investments,

carried at fair value on a non-recurring basis, at

September 30, 2022, and December 31, 2021, totaled $90 million and $169 million,
respectively.
Apart from the transactions above, there were no additional significant non-recurring fair value measurements during the

nine months ended September 30, 2022
and 2021.
Disclosure about financial instruments carried on a cost

basis
The fair values of financial instruments carried on a cost

basis were as follows:
September 30, 2022
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 1,437 1,437 1,437
Time deposits 928 928 928
Restricted cash 323 323 323
Marketable securities and short-term investments
(excluding securities):
Time deposits 19 19 19
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 3,038 987 2,051 3,038
Long-term debt (excluding finance lease obligations) 4,367 4,179 32 4,211

Q3 2022

FINANCIAL

INFORMATION
December 31, 2021
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 2,422 2,422 2,422
Time deposits 1,737 1,737 1,737
Restricted cash 30 30 30
Marketable securities and short-term investments
(excluding securities):
Time deposits 300 300 300
Restricted cash, non-current 300 300 300
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 1,357 1,288 69 1,357
Long-term debt (excluding finance lease obligations) 4,043 4,234 58 4,292
The Company uses the following methods and assumptions in

estimating fair values of financial instruments carried

on a cost basis:
●

Cash and equivalents (excluding securities with original maturities up to 3 months), Restricted cash, current

and non-current, and Marketable securities
and short-term investments (excluding securities):
The carrying amounts approximate the fair values as the

items are short-term in nature or, for cash
held in banks, are equal to the deposit amount.
●

Short-term debt and current maturities of long-term debt (excluding finance lease obligations):
Short-term debt includes commercial paper,

bank
borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance

lease obligations,
approximate their fair values.
●

Long-term debt (excluding finance lease obligations):
Fair values of bonds are determined using quoted market

prices (Level 1 inputs), if available. For
bonds without available quoted market prices and other long-term debt, the fair values are determined using a discounted cash flow methodology
based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk

(Level 2 inputs).
─
Note 8
Contract assets and liabilities
The following table provides information about Contract assets and Contract liabilities:
($ in millions)
September 30, 2022 December 31, 2021 September 30, 2021
Contract assets 955 990 1,139
Contract liabilities 2,115 1,894 1,940
Contract assets primarily relate to the Company’s right to receive consideration for work completed but for which no invoice

has been issued at the reporting date.
Contract assets are transferred to receivables when rights

to receive payment become unconditional.

Contract liabilities primarily relate to up-front advances received on orders from customers as well as amounts invoiced

to customers in excess of revenues
recognized, primarily for long-term projects. Contract

liabilities are reduced as work is performed and as revenues are recognized. In addition to the amounts
presented as Contract liabilities in the table above, $63 million are non-current and are included in Other non-curren

t

liabilities in the Balance Sheet.
The significant changes in the Contract assets and Contract liabilities balances were as follows:
Nine months ended September 30,
2022 2021
Contract Contract Contract Contract
($ in millions)
assets liabilities assets liabilities
Revenue recognized, which was included in the Contract liabilities balance at Jan 1, 2022/2021
(923) (939)
Additions to Contract liabilities - excluding amounts recognized as revenue during the period
1,320 1,032
Receivables recognized that were included in the Contract

asset balance at Jan 1, 2022/2021
(501) (502)
At September 30, 2022, the Company had unsatisfied performance obligations totaling $19,393 million and, of this amount,

the Company expects to fulfill
approximately 34 percent of the obligations in 2022, approximately

50 percent of the obligations in 2023 and the

balance thereafter.

Q3 2022

FINANCIAL

INFORMATION
─
Note 9
Debt
The Company’s total debt at September 30, 2022,

and December 31, 2021, amounted to $7,598 million and

$5,561 million, respectively.
Short-term debt and current maturities of long-term debt

The Company’s

“Short-term debt and current maturities of long-term debt” consisted of the following:
($ in millions)
September 30, 2022 December 31, 2021
Short-term debt 2,071 78
Current maturities of long-term debt 997 1,306
Total 3,068 1,384
Short-term debt primarily represented issued commercial paper and short-term bank borrowings from various banks.

At September 30, 2022,

$1,883 million was
outstanding under the $2 billion Euro-commercial paper program and $109 million was outstanding under the $2 billion commercial paper program in the United
States. At December 31, 2021, no amount was outstanding under either of these programs.
On May 9, 2022, the Company repaid on maturity its USD

1,250 million 2.875% Notes.
Long-term debt
The Company’s long-term debt at September 30, 2022,

and December 31, 2021, amounted to $4,530 million and

$4,177 million, respectively.

Outstanding bonds (including maturities within the next 12 months)

were as follows:

September 30, 2022 December 31, 2021
(in millions)
Nominal outstanding

Carrying value
(1)
Nominal outstanding

Carrying value
(1)
Bonds:
2.875% USD Notes, due 2022

USD 1,250 $ 1,258
0.625% EUR Instruments, due 2023 EUR 700 $ 677 EUR 700 $ 800
0% CHF Bonds, due 2023 CHF 275 $ 280
0.625% EUR Instruments, due 2024 EUR 700 $ 660
Floating Rate EUR Instruments, due 2024 EUR 500 $ 490
0.75% EUR Instruments, due 2024 EUR 750 $ 705 EUR 750 $ 860
0.3% CHF Bonds, due 2024 CHF 280 $ 285 CHF 280 $ 306
0.75% CHF Bonds, due 2027 CHF 425 $ 433
3.8% USD Notes, due 2028
(2)
USD 383 $ 381 USD 383 $ 381
1.0% CHF Bonds, due 2029 CHF 170 $ 173 CHF 170 $ 186
0% EUR Notes, due 2030 EUR 800 $ 620 EUR 800 $ 862
4.375% USD Notes, due 2042
(2)
USD 609 $ 590 USD 609 $ 589
Total $ 5,294 $ 5,242
(1)

USD carrying values include unamortized debt issuance costs, bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.
(2)

Prior to completing a cash tender offer in November 2020, the original principal amount outstanding,

on each of the 3.8% USD Notes,

due 2028,

and the 4.375% USD Notes,

due
2042, was USD 750 million.
In March 2022, the Company issued the following CHF bonds

:

(i) CHF 275 million of zero interest bonds, due 2023, and (ii) CHF

425 million of bonds, due 2027
with a coupon of 0.75 percent payable annually in arrears.

The aggregate net proceeds of these CHF bond issues,

after discount and fees, amounted to CHF
699 million (equivalent to approximately $751 million on the date of issuance).
Also in March 2022, the Company issued the following EUR Instruments,

both due in 2024, (i) EUR 700 million, paying interest

annually in arrears at a fixed rate of
0.625 percent per annum, and (ii) EUR 500 million floating

rate notes,

paying interest quarterly in arrears at a variable rate of

70 basis points above the 3-month
EURIBOR. In relation to these EUR Instruments, the Company

recorded net proceeds (after the respective discount

and premium, as well as fees) of
EUR 1,203 million (equivalent to $1,335 million on the date

of issuance).
Interest rate swaps have been used to modify the characteristics of the EUR 700 million Instruments, due 2024.

After considering the impact of these interest rate
swaps, these Instruments, effectively become floating

rate obligations.
Subsequent events
On October 5, 2022, the Company issued the following CHF

bonds: (i) CHF 150 million of 2.1 percent bonds, due

2025, and (ii) CHF 150 million of 2.375 percent
bonds, due 2030 with interest payable annually in arrears. The aggregate net proceeds of these CHF bond issues,

after discount and fees, amounted to
CHF 299 million (equivalent to approximately $304 million on date of issuance).

Q3 2022

FINANCIAL

INFORMATION
─
Note 10
Commitments and contingencies
Contingencies—Regulatory, Compliance

and Legal
Regulatory
As a result of an internal investigation, the Company self-reported to the Securities and Exchange Commission

(SEC) and the Department of Justice (DoJ) in the
United States as well as to the Serious Fraud Office (SFO)

in the United Kingdom concerning certain of its past dealings with Unaoil and its subsidiaries, including
alleged improper payments made by these entities to third parties.

In May 2020, the SFO closed its investigation, which

it originally announced in February 2017,
as the case did not meet the relevant test for prosecution.

The Company continues to cooperate with the U.S.

authorities as requested. At this time, it is not
possible for the Company to make an informed judgment about

the outcome of this matter.
Based on findings during an internal investigation, the Company self-reported to the SEC and the DoJ, in the United

States, to the Special Investigating Unit (SIU)
and the National Prosecuting Authority (NPA)

in South Africa as well as to various authorities in other countries potential suspect payments and other compliance
concerns in connection with some of the Company’s dealings

with Eskom and related persons. Many of those parties

have expressed an interest in, or
commenced an investigation into, these matters and the Company is cooperating fully with them. The Company paid $104

million to Eskom in December 2020 as
part of a full and final settlement with Eskom and the Special Investigating

Unit relating to improper payments and other compliance

issues associated with the
Controls and Instrumentation Contract, and its Variation

Orders for Units 1 and 2 at Kusile. The Company

continues to cooperate fully with the authorities in

their
review of the Kusile project and discussions are progressing with them regarding a final settlement. Based on these

discussions, the Company made a provision of
approximately $325 million which was recorded in Other income (expense),

net,

in the three months ended September 30, 2022. The provision

is not expected to
be tax deductible. In addition, based on these discussions,

the Company does not expect that it will be required to recor

d

any material additional provisions related
to the resolution of these matters.
General
The Company is aware of proceedings, or the threat of proceedings,

against it and others in respect of private claims by

customers and other third parties with
regard to certain actual or alleged anticompetitive practices.

Also, the Company is subject to other claims and legal proceedings,

as well as investigations carried
out by various law enforcement authorities. With respect to the above-mentioned claims, regulatory matters, and any

related proceedings, the Company will bear
the related costs, including costs necessary to resolve

them.
Liabilities

recognized
At September 30, 2022, and December 31, 2021, the Company

had aggregate liabilities of $413 million and $104 million,

respectively, included in

“Other
provisions” and “Other non
‑
current liabilities”, for the above regulatory,

compliance and legal contingencies, and none of the individual liabilities recognized was
significant. As it is not possible to make an informed judgment on, or reasonably predict, the outcome of certain matters

and as it is not possible, based on
information currently available to management, to estimate the maximum potential liability on other matters, there could be adverse outcomes beyond the amounts
accrued.
Guarantees

General
The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments

represent a “worst-case
scenario”, and do not reflect

management’s expected outcomes.
Maximum potential payments
($ in millions)
September 30, 2022 December 31, 2021
Performance guarantees 3,700 4,540
Financial guarantees 54 52
Indemnification guarantees
(1)
136 136
Total
(2)
3,890 4,728
(1)

Prior to September 2022 agreement (See Note 4), certain indemnifications provided to Hitachi in connection with the divestment of Power Grids were without limit.
(2)

Maximum potential payments include amounts in both continuing and discontinued operations.
The carrying amount of liabilities recorded in the Consolidated

Balance Sheets reflects the Company’s best estimate of

future payments, which it may incur as

part
of fulfilling its guarantee obligations. In respect of the above guarantees,

the carrying amounts of liabilities at September 30,

2022, and December 31, 2021,
amounted to $148 million and $156 million, respectively,

the majority of which is included in discontinued operations

.
The Company is party to various guarantees providing financial or performance assurances to certain third parties. These guarantees,

which have various
maturities up to 2035, mainly consist of performance guarantees whereby (i) the Company guarantees

the performance of a third party’s product or service
according to the terms of a contract and (ii) as member

of a consortium/joint-venture that includes third parties,

the Company guarantees not only its own
performance but also the work of third parties. Such guarantees may include guarantees that a project will be completed

within a specified time. If the third party
does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. The original

maturity dates for the majority of these
performance guarantees range from one to ten years.
In conjunction with the divestment of the high-voltage cable and cables accessories businesses in 2017, the

Company has entered into various performance
guarantees with

other parties with respect to certain liabilities

of the divested business. At September 30, 2022, and December

31, 2021, the maximum potential
payable under these guarantees amounts to $773 million

and $911 million, respectively,

and these guarantees have various original maturities ranging from five to
ten years.
The Company retained obligations for financial, performance

and indemnification guarantees related to the Power Grids

business sold on July 1, 2020 (see Note 3
for details). The performance and financial guarantees have been indemnified by Hitachi, at the same proportion of its ownership in Hitachi Energy Ltd
(80.1 percent). These guarantees, which have various maturities up to 2035, primarily consist of bank guarantees, standby

letters of credit, business performance
guarantees and other trade-related guarantees, the majority of which have original maturity dates ranging from one to ten

years. The maximum amount payable
under the guarantees at September 30, 2022, and December

31, 2021, is approximately $2.6 billion and $3.2

billion, respectively, and the

carrying amounts of
liabilities (recorded in discontinued operations) at both September

30, 2022, and December 31, 2021, amounted to $136

million, relating to the indemnification
guarantees.

Q3 2022

FINANCIAL

INFORMATION
Commercial commitments
In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby

letters of credit, bid/performance bonds

and
surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such

performance bonds in the event that the Company
does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance
bonds. At both September 30, 2022, and December 31, 2021,

the total outstanding performance bonds aggregated to

$2.8 billion and $3.6 billion, respectively,

of
each of these amounts, $0.1 billion relates

to discontinued operations. There have been no significant

amounts reimbursed to financial institutions under these
types of arrangements in the nine and three months ended

September 30, 2022 and 2021.
Product and order-related contingencies
The Company calculates its provision for product warranties

based on historical claims experience and specific review

of certain contracts. The reconciliation of the
“Provisions for warranties”, including guarantees of product performance,

was as follows:
($ in millions) 2022 2021
Balance at January 1, 1,005 1,035
Claims paid in cash or in kind (122) (176)
Net increase in provision for changes in estimates, warranties issued and warranties expired
173 190
Exchange rate differences (94) (35)
Balance at September 30, 962 1,014
─
Note 11
Employee benefits
The Company operates defined benefit pension plans, defined contribution pension plans, and termination indemnity plans,

in accordance with local regulations
and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees

in the event of death, disability,

retirement, or
termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including
postretirement health care benefits, and other employee-related benefits for active employees including long-service

award plans. The measurement date used for
the Company’s employee benefit plans is December

31. The funding policies of the Company’s plans

are consistent with the local government and tax
requirements.
Net periodic benefit cost of the Company’s defined benefit

pension and other postretirement benefit plans consisted of

the following:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Nine months ended September 30, 2022 2021 2022 2021 2022 2021
Operational pension cost:
Service cost 40 45 26 31 – –
Operational pension cost 40 45 26 31 – –
Non-operational pension cost (credit):
Interest cost 2 (3) 61 52 1 1
Expected return on plan assets (87) (88) (113) (133) – –
Amortization of prior service cost (credit) (5) (6) (2) (2) (1) (1)
Amortization of net actuarial loss – – 44 53 (2) (2)
Curtailments, settlements and special termination benefits – – – (1) – –
Non-operational pension cost (credit) (90) (97) (10) (31) (2) (2)
Net periodic benefit cost (credit) (50) (52) 16 – (2) (2)
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended September 30, 2022 2021 2022 2021 2022 2021
Operational pension cost:
Service cost 13 15 9 9 – –
Operational pension cost 13 15 9 9 – –
Non-operational pension cost (credit):
Interest cost 1 (1) 18 15 – –
Expected return on plan assets (29) (30) (36) (42) – –
Amortization of prior service cost (credit) (1) (1) (1) (1) – –
Amortization of net actuarial loss – – 14 18 – (1)
Curtailments, settlements and special termination benefits – – – 1 – –
Non-operational pension cost (credit) (29) (32) (5) (9) – (1)
Net periodic benefit cost (credit) (16) (17) 4 – – (1)
The components of net periodic benefit cost other than the service cost component are included in the line “Non-operational

pension (cost) credit” in the income
statement.

Q3 2022

FINANCIAL

INFORMATION
Employer contributions were as follows:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Nine months ended September 30, 2022 2021 2022 2021 2022 2021
Total contributions

to defined benefit pension and
other postretirement benefit plans 33 46 24 42 5 8
Of which, discretionary contributions to defined benefit

pension plans
– – – 11 – –
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended September 30, 2022 2021 2022 2021 2022 2021
Total contributions

to defined benefit pension and

other postretirement benefit plans 2 15 5 29 1 5
Of which, discretionary contributions to defined benefit
pension plans – – – 20 – –
The Company expects to make contributions totaling approximately

$86 million and $6 million to its defined pension plans

and other postretirement benefit plans,
respectively, for the full year 2022.
─
Note 12
Stockholder's

equity
At the Annual General Meeting of Shareholders (AGM) on March

24, 2022, shareholders approved the proposal of the

Board of Directors to distribute 0.82

Swiss
francs per share to shareholders. The declared dividend amounted to $1,700 million, with the Company disburs

ing a portion in March and the remaining amounts
in April.
In March 2022, the Company completed the share buyback

program that was launched in April 2021. This program was executed on a second trading line on the
SIX Swiss Exchange. Through this program, the Company purchased a total of 90 million shares for approximately $3.1

billion, of which 31 million shares were
purchased in the first quarter of 2022 (resulting in an

increase in Treasury stock of $1,089 million).

At the 2022 AGM, shareholders approved the cancellation

of
88 million shares which had been purchased under the share buyback programs launched in July 2020 and April 2021.

The cancellation was completed in the
second quarter of 2022, resulting in a decrease in Treasury

stock of $2,876 million and a corresponding total decrease

in Capital stock, Additional paid-in capital
and Retained Earnings.
Also in March 2022, the Company announced a new share buyback program of up to $3 billion. This program, which was

launched in April 2022, is being executed
on a second trading line on the SIX Swiss Exchange and is planned to run until the Company’s 2023 AGM. Through

this program, the Company purchased, from
the program’s launch in April 2022 to September 30,

2022, 50 million shares, resulting in an increase in Treasury stock of $1,452 million. At the 2023

AGM, the
Company intends to request shareholder approval to cancel the shares purchased through this new program as well as those

shares purchased under the
program launched in April 2021 that were not proposed for cancellation at the 2022 AGM.
In addition to the share buyback programs, the Company

purchased 20 million of its own shares on the open market

in the nine months ended September 30,
2022, mainly for use in connection with its employee share

plans, resulting in an increase in Treasury

stock of $660 million.
In the nine months ended September 30, 2022, the Company

delivered, out of treasury stock, 16 million shares in connection with its Management Incentive Plan.

Q3 2022

FINANCIAL

INFORMATION
─
Note 13
Earnings per share
Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during

the period. Diluted earnings per share is
calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were
exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options, and outstanding options and

shares granted subject to certain
conditions under the Company’s share-based payment arrangements.
Basic earnings per share
Nine months ended September 30, Three months ended September 30,
($ in millions, except per share data in $)
2022 2021 2022 2021
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 1,379 1,951 376 661
Loss from discontinued operations, net of tax (36) (45) (16) (9)
Net income 1,343 1,906 360 652
Weighted-average number of shares outstanding

(in millions)
1,909 2,011 1,882 2,001
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.72 0.97 0.20 0.33
Loss from discontinued operations, net of tax (0.02) (0.02) (0.01) 0.00
Net income 0.70 0.95 0.19 0.33
Diluted earnings per share
Nine months ended September 30, Three months ended September 30,
($ in millions, except per share data in $)
2022 2021 2022 2021
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 1,379 1,951 376 661
Loss from discontinued operations, net of tax (36) (45) (16) (9)
Net income 1,343 1,906 360 652
Weighted-average number of shares outstanding (in millions) 1,909 2,011 1,882 2,001
Effect of dilutive securities:
Call options and shares 11 17 7 18
Adjusted weighted-average number of shares outstanding

(in millions)
1,920 2,028 1,889 2,019
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.72 0.96 0.20 0.33
Loss from discontinued operations, net of tax (0.02) (0.02) (0.01) 0.00
Net income 0.70 0.94 0.19 0.32

Q3 2022

FINANCIAL

INFORMATION
─
Note 14
Reclassifications out of accumulated other comprehensive loss
The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net

of tax:
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2021 (2,460) 17 (1,556) (3) (4,002)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (361) (10) 64 6 (301)
Amounts reclassified from OCI – – 50 (9) 41
Total other comprehensive (loss)

income
(361) (10) 114 (3) (260)
Less:
Amounts attributable to
noncontrolling interests 5 – – – 5
Balance at September 30, 2021
(1)
(2,825) 7 (1,442) (6) (4,266)
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2022 (2,993) 2 (1,089) (8) (4,088)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (811) (25) 148 (15) (703)
Amounts reclassified from OCI 5 1 24 15 45
Total other comprehensive (loss)

income
(806) (24) 172 – (658)
Less:
Amounts attributable to
noncontrolling interests (32) – – – (32)
Balance at September 30, 2022
(1)
(3,767) (22) (917) (8) (4,715)
(1)

Due to rounding, numbers presented may not add to the totals provided.
The following table reflects amounts reclassified out of OCI in respect of Pension and other postretirement plan adjustments:
Nine months ended Three months ended
($ in millions)
Location of (gains) losses September 30, September 30,
Details about OCI components reclassified from OCI 2022 2021 2022 2021
Foreign currency translation adjustments:
Net loss on complete or substantially complete
liquidations of foreign subsidiaries Other income (expense), net 5 – – –
Pension and other postretirement plan adjustments:
Amortization of prior service cost (credit) Non-operational pension (cost) credit
(1)
(8) (9) (2) (2)
Amortization of net actuarial loss Non-operational pension (cost) credit
(1)
42 51 14 17
Net gain (loss) from settlements and curtailments Non-operational pension (cost) credit
(1)
– (1) – 1
Total before tax 34 41 12 16
Tax Income tax expense (10) 9 (3) (3)
Amounts reclassified from OCI 24 50 9 13
The amounts in respect of Unrealized gains (losses)

on available-for-sale securities and Derivative instruments

and hedges were not significant for the nine and
three months ended September 30, 2022 and 2021.

Q3 2022

FINANCIAL

INFORMATION
─
Note 15
Restructuring and related expenses
Other restructuring-related activities
In the nine and three months ended September 30, 2022 and

2021, the Company executed various other restructuring-related activities and incurred the following
expenses:

Nine months ended September 30, Three months ended September 30,
($ in millions)
2022 2021 2022 2021
Employee severance costs 64 44 21 11
Estimated contract settlement, loss order and other costs 205 15 3 3
Inventory and long-lived asset impairments 5 17 – 15
Total 274 76 24 29
Expenses associated with these activities are recorded in the following line items in the Consolidated Income Statements:
Nine months ended September 30, Three months ended September 30,
($ in millions)
2022 2021 2022 2021
Total cost of sales 13 36 5 12
Selling, general and administrative expenses 39 10 11 5
Non-order related research and development expenses 2 – – –
Other income (expense), net 220 30 8 12
Total 274 76 24 29
During

the second

quarter

of 2022,

the Company

completed

a plan

to fully

exit

its full

train retrofit

business

by transferring

the remaining

contracts

to a
third

party.

The Company

recorded

$195

million

of restructuring

expenses

in connection

with this

business

exit primarily

for contract

settlement

costs.
Prior

to exiting

this business,

the business

was reported

as part

of the

Company’s

non-core

business

activities

within

Corporate

and Other.
At September

30, 2022,

and December

31, 2021,

$194 million

and $212

million,

respectively,

were recorded

for other

restructuring

-related

liabilities

and
were included

primarily

in Other

provisions.
─
Note 16
Operating segment data
The Chief Operating Decision Maker (CODM) is the Chief

Executive Officer. The CODM

allocates resources to and assesses the performance of

each operating
segment using the information outlined below. The

Company is organized into the following segments, based

on products and services: Electrification, Motion,
Process Automation, and Robotics & Discrete Automation. The remaining operations of the Company are included in Corporate

and Other.

A description of the types of products and services

provided by each reportable segment is as follows:
●

Electrification:
manufactures and sells electrical products and solutions

which are designed to provide safe, smart and sustainable

electrical flow from
the substation to the socket. The portfolio of increasingly digital and connected solutions includes electric vehicle charging

infrastructure, renewable
power solutions, modular substation packages, distribution automation products, switchboard and panelboards, switchgear,

UPS solutions, circuit
breakers, measuring and sensing devices, control products,

wiring accessories, enclosures and cabling systems and intelligent home and building
solutions, designed to integrate and automate lighting, heating, ventilation,

security and data communication networks.

The products and services are
delivered through seven operating Divisions: Distribution Solutions,

Smart Power, Smart Buildings, E-Mobility,

Installation Products, Power Conversion
and Electrification Service.
●

Motion:

designs, manufactures, and sells drives, motors, generators

and traction converters that are driving the low-carbon future for industries, cities,
infrastructure and transportation. These products, digital technology and related services enable industrial customers to increase energy efficiency,
improve safety and reliability, and achieve

precise control of their processes. Building on over 130

years of cumulative experience in electric
powertrains, the Business Area combines domain expertise and technology to deliver the optimum solution for a wide range

of applications in all
industrial segments. In addition, the Business Area, along with its partners, has a leading global service

presence. These products and services are
delivered through seven operating Divisions: Large Motors and

Generators, IEC LV Motors,

NEMA Motors, Drive Products, System Drives, Service

and
Traction,

as well as, prior to its sale in November 2021, the Mechanical

Power Transmission Division.

Q3 2022

FINANCIAL

INFORMATION
●

Process Automation:

develops and sells a broad range of industry-specific,

integrated automation, electrification and digital systems

and solutions, as
well as digital solutions, lifecycle services, advanced industrial analytics and artificial intelligence applications and suites for the

process, marine and
hybrid industries. Products and solutions include control technologies,

advanced process control software and manufacturing

execution systems,
sensing, measurement and analytical instrumentation, marine

propulsion systems and turbochargers. In addition, the

Business Area offers a
comprehensive range of services ranging from repair to advanced services such as remote monitoring, preventive maintenance,

asset performance
management, emission monitoring and cybersecurity

services. The products, systems and services

are delivered through five operating Divisions:
Energy Industries, Process Industries, Marine & Ports, Turbocharging,

and Measurement & Analytics.
●

Robotics & Discrete Automation:

delivers its products, solutions and services

through two operating Divisions: Robotics and Machine Automation.
Robotics includes industrial robots, software, robotic solutions, field services, spare parts, and digital services. Machine Automation specializes in
solutions based on its programmable logic controllers (PLC), industrial

PCs (IPC), servo motion, transport systems and machine vision

.

Both Divisions
offer engineering and simulation software as well as a comprehensive range of digital solutions.
Corporate and Other:

includes headquarter costs,

the Company’s corporate real estate activities, Corporate Treasury

Operations, historical operating activities of
certain divested businesses and other non-core operating activities.
The primary measure of profitability on which the operating segments are evaluated is Operational EBITA, which

represents income from operations excluding:
●

amortization expense on intangibles arising upon acquisition (acquisition

-related amortization),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to divested businesses occurring after the divestment date (changes

in obligations related to
divested businesses),
●

changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition estimates),

●

gains and losses from sale of businesses (including fair value adjustment on assets and liabilities held for sale),

●

acquisition- and divestment-related expenses and integration costs,
●

other income/expense relating to the Power Grids joint venture,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains

and losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying

hedged transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receiva bles/payables (and related assets/liabilities).
Certain other non-operational items generally includes certain regulatory,

compliance and legal costs, certain asset write downs/impairments and certain other fair
value changes, as well as other items which are determined

by management on a case-by-case

basis.
The CODM primarily reviews the results of each segment on

a basis that is before the elimination of profits

made on inventory sales between segments. Segment
results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s

consolidated Operational EBITA.
Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market

prices.
The following tables present disaggregated segment revenues from contracts with customers,

Operational EBITA, and the reconciliations

of consolidated
Operational EBITA to Income from continuing

operations before taxes for the nine and three months

ended September 30, 2022 and 2021, as well as total

assets
at September 30, 2022, and December 31, 2021.
Nine months ended September 30, 2022
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

3,291 1,430 1,726 1,070 3 7,520
The Americas

3,929 1,574 1,135 377 3 7,018
of which: United States 2,870 1,307 681 267 – 5,124
Asia, Middle East and Africa

3,066 1,564 1,607 838 9 7,084
of which: China 1,530 888 498 646 1 3,563
10,286 4,568 4,468 2,285 15 21,622
Product type

Products 9,006 3,931 1,045 1,337 9 15,328
Systems 639 – 1,375 598 6 2,618
Services and other 641 637 2,048 350 – 3,676
10,286 4,568 4,468 2,285 15 21,622
Third-party revenues 10,286 4,568 4,468 2,285 15 21,622
Intersegment revenues 156 332 25 5 (518) –
Total revenues
(1)
10,442 4,900 4,493 2,290 (503) 21,622

Q3 2022

FINANCIAL

INFORMATION
Nine months ended September 30, 2021
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

3,357 1,483 1,716 1,201 16 7,773
The Americas

3,312 1,832 1,010 331 3 6,488
of which: United States 2,465 1,540 577 236 – 4,818
Asia, Middle East and Africa

2,905 1,554 1,694 957 7 7,117
of which: China 1,577 861 547 714 – 3,699
9,574 4,869 4,420 2,489 26 21,378
Product type

Products 8,106 4,202 1,097 1,639 15 15,059
Systems 824 – 1,258 492 11 2,585
Services and other 644 667 2,065 358 – 3,734
9,574 4,869 4,420 2,489 26 21,378
Third-party revenues 9,574 4,869 4,420 2,489 26 21,378
Intersegment revenues
(1)
168 321 34 9 (532) –
Total revenues
(2)
9,742 5,190 4,454 2,498 (506) 21,378
Three months ended September 30, 2022
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,063 477 595 358 1 2,494
The Americas

1,398 545 368 139 2 2,452
of which: United States 1,021 454 221 101 – 1,796
Asia, Middle East and Africa

1,073 569 488 329 1 2,460
of which: China 523 323 189 264 1 1,300
3,534 1,591 1,451 826 4 7,406
Product type

Products 3,086 1,379 364 479 3 5,311
Systems 232 – 414 226 1 873
Services and other 216 212 673 121 – 1,222
3,534 1,591 1,451 826 4 7,406
Third-party revenues 3,534 1,591 1,451 826 4 7,406
Intersegment revenues 50 111 7 2 (170) –
Total revenues 3,584 1,702 1,458 828 (166) 7,406
Three months ended September 30, 2021
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,091 463 574 387 10 2,525
The Americas

1,091 609 352 107 2 2,161
of which: United States 810 511 214 75 – 1,610
Asia, Middle East and Africa

955 507 569 315 (4) 2,342
of which: China 524 284 171 231 – 1,210
3,137 1,579 1,495 809 8 7,028
Product type

Products 2,549 1,357 408 581 5 4,900
Systems 374 – 387 106 3 870
Services and other 214 222 700 122 – 1,258
3,137 1,579 1,495 809 8 7,028
Third-party revenues 3,137 1,579 1,495 809 8 7,028
Intersegment revenues 59 94 12 4 (169) –
Total revenues 3,196 1,673 1,507 813 (161) 7,028
(1)

Due to rounding, numbers presented may not add to the totals provided.

Q3 2022

FINANCIAL

INFORMATION
Nine months ended

Three months ended
September 30, September 30,
($ in millions)
2022 2021 2022 2021
Operational EBITA:
Electrification 1,756 1,614 647 511
Motion 845 905 305 291
Process Automation 645 554 225 207
Robotics & Discrete Automation 215 291 106 90
Corporate and Other
‒ Non-core and divested businesses 8 (39) (10) (10)
‒ Corporate costs and Other Intersegment elimination (105) (191) (42) (27)
Total 3,364 3,134 1,231 1,062
Acquisition-related amortization (174) (191) (55) (62)
Restructuring, related and implementation costs
(1)
(300) (81) (20) (28)
Changes in obligations related to divested businesses 17 (16) – (10)
Changes in pre-acquisition estimates – 6 (1) 14
Gains and losses from sale of businesses (4) 9 – –
Acquisition- and divestment-related expenses and integration costs
(171) (74) (62) (44)
Other income/expense relating to the Power Grids joint venture (67) (34) (30) (15)
Foreign exchange/commodity timing differences in

income from operations:
Unrealized gains and losses on derivatives (foreign exchange,

commodities, embedded derivatives) (107) (106) (7) (49)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized (48) 5 (13) (4)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities) 55 33 15 5
Certain other non-operational items:
Regulatory, compliance and legal costs (333) (3) (329) (1)
Business transformation costs
(2)
(114) (59) (48) (20)
Favorable resolution of an uncertain purchase price adjustment – 5 – 5
Certain other fair value changes, including asset impairments 58 118 24 4
Other non-operational items (24) (3) 3 (5)
Income from operations 2,152 2,743 708 852
Interest and dividend income 50 37 17 11
Interest and other finance expense (107) (108) (45) (17)
Non-operational pension (cost) credit 102 130 34 42
Income from continuing operations before taxes 2,197 2,802 714 888
(1)

Includes impairment of certain assets.
(2)

Amount includes ABB Way process transformation costs of $98 million and $52 million for nine months ended September 30, 2022 and 2021, respectively, and $34 million and
$19 million for the three months ended September 30, 2022 and 2021, respectively.
Total assets
(1)
($ in millions)
September 30, 2022 December 31, 2021
Electrification 13,635 12,831
Motion 6,249 5,936
Process Automation 5,088 5,009
Robotics & Discrete Automation 4,626 4,860
Corporate and Other
(2)
8,835 11,624
Consolidated 38,433 40,260
(1)

Total assets are after intersegment eliminations and therefore reflect third-party assets only.
(2)

At September 30, 2022, and December 31, 2021, respectively, Corporate and Other includes $102 million and $136 million of assets in the Power Grids business which is reported as discontinued operations (see Note 3). In addition, at September 30, 2022, and December 31, 2021, Corporate and Other includes $1,491 million and $1,609 million, respectively, related to the equity investment in Hitachi Energy Ltd (see Note 4).

Q3 2022

FINANCIAL

INFORMATION

Q3 2022

FINANCIAL

INFORMATION
—
Supplemental Reconciliations

and Definitions
The following

reconciliations

and definitions

include

measures

which ABB

uses to

supplement

its Consolidated

Financial

Information

(unaudited)

which is
prepared

in accordance

with United

States

generally

accepted

accounting

principles

(U.S.

GAAP).

Certain

of these

financial

measures

are, or

may be,
considered

non-GAAP

financial

measures

as defined

in the

rules

of the

U.S. Securities

and Exchange

Commission

(SEC).
While

ABB’s

management

believes

that the

non-GAAP

financial

measures

herein

are useful

in evaluating

ABB’s

operating

results,

this information

should
be considered

as supplemental

in nature

and not

as a substitute

for the

related

financial

information

prepared

in accordance

with U.S.

GAAP.

Therefore
these

measures

should

not be

viewed

in isolation

but considered

together

with

the Consolidated

Financial

Information

(unaudited)

prepared

in accordance
with

U.S. GAAP

as of and

for the

nine and

three months

ended

September

30, 2022.
Comparable growth rates

Growth rates for certain key figures may be presented and discussed on a “comparable” basis. The comparable growth rate measures growth on a constant
currency basis. Since we are a global company,

the comparability of our operating results reported

in U.S. dollars is affected by foreign

currency exchange rate
fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods’ reported key figures into U.S. dollar amounts using
the exchange rates in effect for the comparable periods

in the previous year.
Comparable growth rates are also adjusted for changes

in our business portfolio. Adjustments to our business

portfolio occur due to acquisitions, divestments,

or
by exiting specific business activities or customer markets. The adjustment for portfolio changes is calculated as follows: where

the results of any business
acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable

periods, the reported key figures of such
business are adjusted to exclude the relevant key figures

of any corresponding quarters which are not comparable when

computing the comparable growth rate.
Certain portfolio changes which do not qualify as divestments under

U.S. GAAP have been treated in a similar

manner to divestments. Changes in our portfolio
where we have exited certain business activities or customer markets are adjusted as if the relevant business

was divested in the period when the decision to
cease business activities was taken. We do not adjust

for portfolio changes where the relevant business

has annualized revenues of less than $50 million.
The following tables provide reconciliations of reported growth rates of certain key figures to their respective comparable growth rate.
Comparable growth rate reconciliation by Business Area
Q3 2022 compared to Q3 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

11% 9% 0% 20% 12% 10% 0% 22%
Motion 3% 9% 12% 24% 2% 9% 12% 23%
Process Automation -6% 9% 0% 3% -3% 9% 0% 6%
Robotics & Discrete Automation -4% 12% -1% 7% 2% 11% 0% 13%
ABB Group 4% 9% 3% 16% 5% 10% 3% 18%
9M 2022 compared to 9M 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

15% 7% 0% 22% 7% 7% 0% 14%
Motion 8% 7% 12% 27% -6% 7% 10% 11%
Process Automation 4% 7% 0% 11% 1% 7% 0% 8%
Robotics & Discrete Automation 21% 9% -1% 29% -8% 7% -1% -2%
ABB Group 12% 7% 3% 22% 1% 6% 3% 10%

Q3 2022

FINANCIAL

INFORMATION
Regional comparable growth rate reconciliation
Regional comparable growth rate reconciliation for ABB Group

- Quarter
Q3 2022 compared to Q3 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 1% 19% 0% 20% -1% 19% 0% 18%
The Americas 16% 1% 8% 25% 13% 1% 9% 23%
of which: United States 19% 0% 10% 29% 12% 0% 10% 22%
Asia, Middle East and Africa -4% 8% 0% 4% 5% 8% 0% 13%
of which: China -8% 6% 0% -2% 7% 7% 0% 14%
ABB Group 4% 9% 3% 16% 5% 10% 3% 18%
Regional comparable growth rate reconciliation by Business

Area - Quarter
Q3 2022 compared to Q3 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -8% 18% 0% 10% -3% 19% 0% 16%
The Americas 33% 1% 0% 34% 28% 1% 0% 29%
of which: United States 38% 1% 0% 39% 26% 0% 0% 26%
Asia, Middle East and Africa 5% 8% 0% 13% 12% 8% 0% 20%
of which: China -9% 5% 0% -4% 0% 6% 0% 6%
Electrification 11% 9% 0% 20% 12% 10% 0% 22%

Q3 2022 compared to Q3 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 23% 22% 1% 46% 1% 20% 0% 21%
The Americas -11% 1% 27% 17% -9% 1% 30% 22%
of which: United States -9% 0% 31% 22% -9% 0% 33% 24%
Asia, Middle East and Africa -1% 8% 1% 8% 15% 8% 2% 25%
of which: China 4% 6% 1% 11% 16% 8% 1% 25%
Motion 3% 9% 12% 24% 2% 9% 12% 23%

Q3 2022 compared to Q3 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -8% 16% 0% 8% 3% 18% 0% 21%
The Americas 6% 3% 0% 9% 3% 3% 0% 6%
of which: United States 9% 1% 0% 10% 3% 0% 0% 3%
Asia, Middle East and Africa -12% 8% 0% -4% -14% 6% 0% -8%
of which: China -16% 5% 0% -11% 11% 7% 0% 18%
Process Automation -6% 9% 0% 3% -3% 9% 0% 6%

Q3 2022 compared to Q3 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -1% 19% -1% 17% -7% 17% -1% 9%
The Americas 11% 0% 0% 11% 30% 1% 0% 31%
of which: United States 15% 1% 0% 16% 34% 0% 0% 34%
Asia, Middle East and Africa -13% 6% 0% -7% 4% 7% 0% 11%
of which: China -9% 5% 0% -4% 14% 7% 0% 21%
Robotics & Discrete Automation -4% 12% -1% 7% 2% 11% 0% 13%

Q3 2022

FINANCIAL

INFORMATION
Regional comparable growth rate reconciliation for ABB Group

– Year to date
9M 2022 compared to 9M 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 5% 14% 0% 19% -3% 13% 0% 10%
The Americas 22% 1% 9% 32% 8% 0% 9% 17%
of which: United States 24% 0% 11% 35% 6% 1% 10% 17%
Asia, Middle East and Africa 9% 5% 0% 14% 0% 4% 0% 4%
of which: China 9% 2% 0% 11% -4% 3% 0% -1%
ABB Group 12% 7% 3% 22% 1% 6% 3% 10%
Regional comparable growth rate reconciliation by Business

Area – Year to date
9M 2022 compared to 9M 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 4% 15% 0% 19% -2% 14% 0% 12%
The Americas 34% 1% 0% 35% 19% 0% 0% 19%
of which: United States 39% 1% 0% 40% 16% 0% 0% 16%
Asia, Middle East and Africa 4% 5% 0% 9% 5% 5% 0% 10%
of which: China -2% 2% 0% 0% -3% 3% 0% 0%
Electrification 15% 7% 0% 22% 7% 7% 0% 14%

9M 2022 compared to 9M 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 14% 16% 1% 31% -3% 15% 0% 12%
The Americas -3% 1% 33% 31% -13% 0% 29% 16%
of which: United States -1% 0% 37% 36% -14% 0% 32% 18%
Asia, Middle East and Africa 14% 5% 1% 20% 0% 5% 1% 6%
of which: China 11% 2% 1% 14% 2% 3% 1% 6%
Motion 8% 7% 12% 27% -6% 7% 10% 11%

9M 2022 compared to 9M 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -10% 11% 0% 1% 0% 13% 0% 13%
The Americas 25% 3% 0% 28% 12% 2% 0% 14%
of which: United States 22% 0% 0% 22% 18% 0% 0% 18%
Asia, Middle East and Africa 5% 6% 0% 11% -5% 5% 0% 0%
of which: China 6% 2% 0% 8% -9% 3% 0% -6%
Process Automation 4% 7% 0% 11% 1% 7% 0% 8%

9M 2022 compared to 9M 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 16% 15% -2% 29% -11% 12% -1% 0%
The Americas 26% 1% 0% 27% 14% 0% 0% 14%
of which: United States 28% 0% 0% 28% 13% 0% 0% 13%
Asia, Middle East and Africa 26% 4% 0% 30% -13% 4% 0% -9%
of which: China 39% 2% 0% 41% -10% 3% 0% -7%
Robotics & Discrete Automation 21% 9% -1% 29% -8% 7% -1% -2%

Q3 2022

FINANCIAL

INFORMATION
Order backlog growth rate reconciliation
September 30, 2022 compared to September 30, 2021
US$ Foreign
(as exchange Portfolio
Business Area reported) impact changes Comparable
Electrification

30% 11% 0% 41%
Motion 24% 18% 0% 42%
Process Automation 0% 11% 0% 11%
Robotics & Discrete Automation 64% 23% 0% 87%
ABB Group 21% 13% 1% 35%
Other growth rate reconciliations
Q3 2022 compared to Q3 2021
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

1% 9% 0% 10% 2% 9% 0% 11%
Motion 8% 12% 0% 20% -5% 11% 0% 6%
Process Automation 1% 11% 0% 12% -4% 10% 0% 6%
Robotics & Discrete Automation -2% 13% 0% 11% -2% 12% 0% 10%
ABB Group 2% 11% 0% 13% -3% 10% 0% 7%
9M 2022 compared to 9M 2021
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

7% 7% 0% 14% 0% 6% 0% 6%
Motion 9% 9% 0% 18% -4% 7% 0% 3%
Process Automation 4% 8% 0% 12% -1% 8% 0% 7%
Robotics & Discrete Automation 4% 9% 0% 13% -3% 9% 0% 6%
ABB Group 5% 8% 0% 13% -2% 8% 0% 6%

Q3 2022

FINANCIAL

INFORMATION
Operational EBITA as

% of operational revenues (Operational EBITA margin)
Definition
Operational EBITA margin
Operational EBITA margin is Operational

EBITA as a percentage of

operational revenues.
Operational EBITA
Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA)

represents Income from operations excluding:
●

acquisition-related amortization (as defined below),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to divested businesses occurring after the divestment date (changes

in obligations related to
divested businesses),

●

changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition estimates),

●

gains and losses from sale of businesses (including fair value adjustment on assets and liabilities held for sale),

●

acquisition- and divestment-related expenses and integration costs,
●

other income/expense relating to the Power Grids joint venture,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains

and losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).

Certain other non-operational items generally includes certain regulatory,

compliance and legal costs, certain asset write downs

/impairments and certain other fair
value changes, as well as other items which are determined

by management on a case-by-case

basis.
Operational EBITA is our measure of

segment profit but is also used by management to evaluate

the profitability of the Company as a whole.
Acquisition-related amortization
Amortization expense on intangibles arising upon acquisitions.
Restructuring, related and implementation costs
Restructuring, related and implementation costs consists

of restructuring and other related expenses, as well as internal and external costs relating to the
implementation of group-wide restructuring programs.
Other income/expense relating to the Power Grids joint

venture
Other income/expense relating to the Power Grids joint venture consists of amounts recorded in Income from continuing

operations before taxes relating to the
divested Power Grids business including the income/loss under the equity method for the investment in Hitachi Energy

Ltd. (Hitachi Energy), amortization of
deferred brand income as well as changes in value of other

obligations relating to the divestment.
Operational revenues
The Company presents operational revenues solely for the purpose of allowing the computation of Operational EBITA

margin. Operational revenues are Total
revenues adjusted for foreign exchange/commodity timing

differences in total revenues of: (i) unrealized

gains and losses on derivatives, (ii) realized gains

and
losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign

exchange movements on receivables (and
related assets). Operational revenues are not intended to be an alternative measure to Total

revenues, which represent our revenues measured

in accordance
with U.S. GAAP.
Reconciliation
The following tables provide reconciliations of consolidated Operational

EBITA to Net Income and Operational

EBITA Margin by business.
Reconciliation of consolidated Operational EBITA

to Net Income
Nine months ended September 30, Three months ended September 30,
($ in millions) 2022 2021 2022 2021
Operational EBITA 3,364 3,134 1,231 1,062
Acquisition-related amortization (174) (191) (55) (62)
Restructuring, related and implementation costs
(1)
(300) (81) (20) (28)
Changes in obligations related to divested businesses 17 (16) – (10)
Changes in pre-acquisition estimates – 6 (1) 14
Gains and losses from sale of businesses (4) 9 – –
Acquisition- and divestment-related expenses and integration costs
(171) (74) (62) (44)
Other income/expense relating to the Power Grids joint venture (67) (34) (30) (15)
Certain other non-operational items (413) 58 (350) (17)
Foreign exchange/commodity timing differences in

income from operations
(100) (68) (5) (48)
Income from operations 2,152 2,743 708 852
Interest and dividend income 50 37 17 11
Interest and other finance expense (107) (108) (45) (17)
Non-operational pension (cost) credit 102 130 34 42
Income from continuing operations before taxes 2,197 2,802 714 888
Income tax expense (728) (775) (294) (201)
Income from continuing operations, net of

tax
1,469 2,027 420 687
Loss from discontinued operations, net of tax (36) (45) (16) (9)
Net income 1,433 1,982 404 678
(1)

Includes impairment of certain assets.

Q3 2022

FINANCIAL

INFORMATION
Reconciliation of Operational EBITA

margin by business
Three months ended September 30, 2022
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,584 1,702 1,458 828 (166) 7,406
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives 12 14 14 3 2 45
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 3 – 9 – – 12
Unrealized foreign exchange movements
on receivables (and related assets) (12) (5) (9) (4) (4) (34)
Operational revenues 3,587 1,711 1,472 827 (168) 7,429
Income (loss) from operations 631 291 154 81 (449) 708
Acquisition-related amortization 28 8 1 19 (1) 55
Restructuring, related and
implementation costs 8 3 1 6 2 20
Changes in pre-acquisition estimates 1 – – – – 1
Gains and losses from sale of businesses (1) 1 – – – –
Acquisition- and divestment-related expenses
and integration costs 3 4 53 1 1 62
Other income/expense relating to the

Power Grids joint venture – – – – 30 30
Certain other non-operational items (16) – – 1 365 350
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) – – 9 (1) (1) 7
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 3 – 7 1 2 13
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (10) (2) – (2) (1) (15)
Operational EBITA 647 305 225 106 (52) 1,231
Operational EBITA margin (%) 18.0% 17.8% 15.3% 12.8% n.a. 16.6%
In the three months ended September 30, 2022, Certain other

non-operational items in the table above includes the following:
Three months ended September 30, 2022
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Regulatory, compliance and legal costs – – – – 329 329
Certain other fair values changes,

including asset impairments
(26) – – – 2 (24)
Business transformation costs
(1)
13 – – – 35 48
Other non-operational items (3) – – 1 (1) (3)
Total (16) – – 1 365 350
(1)

Amounts

include ABB Way process transformation costs of $34 million for the three months ended September 30, 2022.

Q3 2022

FINANCIAL

INFORMATION
Three months ended September 30, 2021
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,196 1,673 1,507 813 (161) 7,028
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives 15 4 5 – (1) 23
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 3 1 5 – (1) 8
Unrealized foreign exchange movements
on receivables (and related assets) (7) (1) (1) (1) 2 (8)
Operational revenues 3,207 1,677 1,516 812 (161) 7,051
Income (loss) from operations 434 244 183 68 (77) 852
Acquisition-related amortization 30 10 1 21 – 62
Restructuring, related and
implementation costs 11 13 2 1 1 28
Changes in obligations related to
divested businesses – – – – 10 10
Changes in pre-acquisition estimates (14) – – – – (14)
Acquisition- and divestment-related expenses
and integration costs 18 12 13 1 – 44
Other income/expense relating to the

Power Grids joint venture – – – – 15 15
Certain other non-operational items 2 – 1 – 14 17
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 34 14 5 – (4) 49
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 1 (1) 2 – 2 4
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (5) (1) – (1) 2 (5)
Operational EBITA 511 291 207 90 (37) 1,062
Operational EBITA margin (%) 15.9% 17.4% 13.7% 11.1% n.a. 15.1%
In the three months ended September 30, 2021, Certain other

non-operational items in the table above includes the following:
Three months ended September 30, 2021
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Regulatory, compliance and legal costs – – – – 1 1
Certain other fair values changes,

including asset impairments
3 – – – (7) (4)
Business transformation costs
(1)
3 – – – 17 20
Favorable resolution of an uncertain

purchase price adjustment (5) – – – – (5)
Other non-operational items 1 – 1 – 3 5
Total 2 – 1 – 14 17
(1)

Amounts

include ABB Way process transformation costs of $19 million for the three months ended September 30, 2021.

Q3 2022

FINANCIAL

INFORMATION
Nine months ended September 30, 2022
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 10,442 4,900 4,493 2,290 (503) 21,622
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives 36 17 50 14 5 122
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 13 2 11 – 27 53
Unrealized foreign exchange movements
on receivables (and related assets) (34) (11) (16) (9) (15) (85)
Operational revenues 10,457 4,908 4,538 2,295 (486) 21,712
Income (loss) from operations 1,602 776 480 146 (852) 2,152
Acquisition-related amortization 89 23 3 59 – 174
Restructuring, related and
implementation costs
(1)
18 11 6 9 256 300
Changes in obligations related to
divested businesses – – – – (17) (17)
Changes in pre-acquisition estimates 2 – – (2) – –
Gains and losses from sale of businesses (1) 5 – – – 4
Acquisition- and divestment-related expenses

and integration costs 32 12 122 4 1 171
Other income/expense relating to the

Power Grids joint venture – – – – 67 67
Certain other non-operational items (24) – – 2 435 413
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 54 22 27 3 1 107
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 11 1 11 – 25 48
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (27) (5) (4) (6) (13) (55)
Operational EBITA 1,756 845 645 215 (97) 3,364
Operational EBITA margin (%) 16.8% 17.2% 14.2% 9.4% n.a. 15.5%
(1)

Includes impairment of certain assets.
In the nine months ended September 30, 2022, Certain other

non-operational items in the table above includes the following:
Nine months ended September 30, 2022
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Regulatory, compliance and legal costs – – – – 333 333
Certain other fair values changes,

including asset impairments
(57) – – – (1) (58)
Business transformation costs
(1)
15 – – – 99 114
Other non-operational items 18 – – 2 4 24
Total (24) – – 2 435 413
(1)

Amounts

include ABB Way process transformation costs of $98 million for the nine months ended September 30, 2022.

Q3 2022

FINANCIAL

INFORMATION
Nine months ended September 30, 2021
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 9,742 5,190 4,454 2,498 (506) 21,378
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives 37 17 19 5 3 81
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 2 1 (2) (1) (2) (2)
Unrealized foreign exchange movements
on receivables (and related assets) (16) (6) (7) (6) (1) (36)
Operational revenues 9,765 5,202 4,464 2,496 (506) 21,421
Income (loss) from operations 1,423 812 520 224 (236) 2,743
Acquisition-related amortization 88 36 3 62 2 191
Restructuring, related and
implementation costs 32 18 15 6 10 81
Changes in obligations related to
divested businesses – – – – 16 16
Changes in pre-acquisition estimates (6) – – – – (6)
Gains and losses from sale of businesses 4 (1) (13) – 1 (9)
Acquisition- and divestment-related expenses
and integration costs 36 19 17 1 1 74
Other income/expense relating to the

Power Grids joint venture – – – – 34 34
Certain other non-operational items (13) 1 3 – (49) (58)
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 63 26 17 1 (1) 106
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized – – (1) (1) (3) (5)
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (13) (6) (7) (2) (5) (33)
Operational EBITA 1,614 905 554 291 (230) 3,134
Operational EBITA margin (%) 16.5% 17.4% 12.4% 11.7% n.a. 14.6%
In the nine months ended September 30, 2021, Certain other

non-operational items in the table above includes the following:
Nine months ended September 30, 2021
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Regulatory, compliance and legal costs – – – – 3 3
Certain other fair values changes,

including asset impairments
(16) – – – (102) (118)
Business transformation costs 7 – – – 52 59
Favorable resolution of an uncertain

purchase price adjustment (5) – – – – (5)
Other non-operational items 1 1 3 – (2) 3
Total (13) 1 3 – (49) (58)
(1)

Amounts

include ABB Way process transformation costs of $52 million for the nine months ended September 30, 2021.

Q3 2022

FINANCIAL

INFORMATION
Net debt
Definition

Net debt
Net debt is defined as Total

debt less Cash and marketable securities.
Total debt
Total debt is the sum

of Short-term debt and current maturities of long-term

debt, and Long-term debt.
Cash and marketable securities
Cash and marketable securities is the sum of Cash and equivalents,

Restricted cash (current and non-current)

and Marketable securities and short-term
investments.
Reconciliation
($ in millions)
September 30, 2022 December 31, 2021
Short-term debt and current maturities of long-term debt 3,068 1,384
Long-term debt 4,530 4,177
Total debt (gross debt) 7,598 5,561
Cash and equivalents 2,365 4,159
Restricted cash - current 323 30
Marketable securities and short-term investments 793 1,170
Restricted cash - non-current – 300
Cash and marketable securities 3,481 5,659
Net debt (cash) 4,117 (98)
Net debt/Equity ratio
Definition

Net debt/Equity ratio
Net debt/Equity ratio is defined as Net debt divided by Equity.
Equity
Equity is defined as Total

stockholders’ equity.

Reconciliation
($ in millions, unless otherwise indicated)
September 30, 2022 December 31, 2021
Total stockholders'

equity
12,158 15,957
Net debt (cash) (as defined above) 4,117 (98)
Net debt (cash) / Equity ratio 0.34 -0.01
Net debt/EBITDA ratio
Definition

Net debt/EBITDA ratio
Net debt/EBITDA ratio is defined as Net debt divided by

EBITDA.
EBITDA
EBITDA is defined as Income from operations for the trailing twelve months preceding the balance sheet date before depreciati on and amortization for the same
trailing twelve-month period.

Reconciliation
($ in millions, unless otherwise indicated)
September 30, 2022 September 30, 2021
Income from operations for the three months ended:
September 30, 2022 / 2021 708 852
June 30, 2022 / 2021 587 1,094
March 31, 2022 / 2021 857 797
December 31, 2021 / 2020 2,975 578
Depreciation and Amortization for the three months

ended:
September 30, 2022 / 2021 198 220
June 30, 2022 / 2021 207 230
March 31, 2022 / 2021 210 227
December 31, 2021 / 2020 216 229
EBITDA

5,958 4,227
Net debt (as defined above) 4,117 1,898
Net debt / EBITDA 0.7 0.5

Q3 2022

FINANCIAL

INFORMATION
Net working capital as a percentage of revenues
Definition

Net working capital as a percentage of revenues
Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the

trailing twelve months.
Net working capital
Net working capital is the sum of (i) receivables, net, (ii) contract assets, (iii) inventories, net, and (iv) prepaid expenses; less

(v) accounts payable, trade, (vi)
contract liabilities (including non-current amounts) and (vii)

other current liabilities (excluding primarily:

(a) income taxes payable, (b) current derivative liabilities,

(c)
pension and other employee benefits, (d) payables under the share buyback program, (e) liabilities related to certain other restructuring

-related activities and
(f) liabilities related to the divestment of the Power Grids business

); and including the amounts related to these accounts which have been presented as either
assets or liabilities held for sale but excluding any amounts included in discontinued operations.
Adjusted revenues for the trailing twelve months
Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant

balance sheet date adjusted
to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions

which were completed in the same trailing
twelve-month period.
Reconciliation
($ in millions, unless otherwise indicated)
September 30, 2022 September 30, 2021
Net working capital:
Receivables, net 6,695 6,728
Contract assets 955 1,139
Inventories, net 5,849 4,864
Prepaid expenses 261 217
Accounts payable, trade (4,769) (4,642)
Contract liabilities
(1)
(2,178) (1,940)
Other current liabilities
(2)
(3,406) (3,514)
Net working capital in assets and liabilities held for sale – 68
Net working capital 3,407 2,920
Total revenues for the three months

ended:
September 30, 2022 / 2021 7,406 7,028
June 30, 2022 / 2021 7,251 7,449
March 31, 2022 / 2021 6,965 6,901
December 31, 2021 / 2020 7,567 7,182
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments (55) 40
Adjusted revenues for the trailing twelve months 29,134 28,600
Net working capital as a percentage of revenues (%) 11.7% 10.2%
(1)

Amount includes certain amounts relating to contract liabilities that are presented in other non-current liabilities.
(2)

Amounts exclude $795 million and $719 million at September 30, 2022 and 2021, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities,
(c) pension and other employee benefits, (d) payables under the share buyback program, (e) liabilities related to certain restructuring-related activities and (f) liabilities related to the divestment of the Power Grids business.

Q3 2022

FINANCIAL

INFORMATION
Free cash flow conversion to net income
Definition
Free cash flow conversion to net income
Free cash flow conversion to net income is calculated as free cash flow divided by Adjusted net income attributable to

ABB.
Adjusted net income attributable to ABB
Adjusted net income attributable to ABB is calculated as net income attributable to ABB adjusted for: (i) impairment of

goodwill, (ii) losses from extinguishment of
debt, and (iii) gains arising on the sale of both the Mechanical

Power Transmission Division (Dodge) and Power

Grids business, the latter being included in
discontinued operations.
Free cash flow
Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property,

plant and equipment and intangible assets,

and (ii)
proceeds from sales of property,

plant and equipment.
Free cash flow for the trailing twelve months
Free cash flow for the trailing twelve months includes free cash flow recorded by ABB in the twelve months preceding the

relevant balance sheet date.
Net income for the trailing twelve months
Net income for the trailing twelve months includes net income recorded by ABB (as adjusted) in the twelve months

preceding the relevant balance sheet date.
Free cash flow conversion to net income
Twelve months to
($ in millions, unless otherwise indicated)
September 30, 2022 December 31, 2021
Net cash provided by operating activities – continuing

operations
1,647 3,338
Adjusted for the effects of continuing operations:
Purchases of property, plant and

equipment and intangible assets
(864) (820)
Proceeds from sale of property, plant and

equipment
142 93
Free cash flow from continuing operations 925 2,611
Net cash used in operating activities – discontinued operations
(27) (8)
Free cash flow 898 2,603
Adjusted net income attributable to ABB
(1)
1,832 2,416
Free cash flow conversion to net income 49% 108%
(1)

Adjusted net income attributable to ABB for the year ended December 31, 2021, is adjusted to exclude the gain on the sale of Dodge of $2,195 million and reductions to the gain on the sale of Power Grids of $65 million.
Reconciliation of the trailing twelve months to

September 30, 2022
Continuing operations Discontinued operations
($ in millions)
Net cash
provided by
continuing
operating
activities
Purchases of
property, plant
and equipment
and intangible
assets
Proceeds

from sale of
property, plant
and equipment
Net cash
provided by
(used in)
discontinued
operating
activities
Purchases of
property, plant
and equipment
and intangible
assets
Proceeds

from sale of
property, plant
and equipment
Adjusted net
income
attributable

to ABB
(1)
Q4 2021 1,033 (361) 57 (13) – – 478
Q1 2022 (564) (187) 35 (9) – – 609
Q2 2022 385 (151) 31 (3) – – 383
Q3 2022 793 (165) 19 (2) – – 362
Total for the trailing
twelve months to
September 30, 2022 1,647 (864) 142 (27) – – 1,832
(1)

Adjusted net income attributable to ABB for Q4 of 2021 as well as Q1,

Q2 and Q3 of 2022, is adjusted to exclude reductions

to the gain on the sale of Power Grids of $33 million,
$5 million,

$4 million and $2 million, respectively.

In addition, Q4 2021 is also adjusted to exclude the gain on the sale of Dodge of $2,195 million.

Q3 2022

FINANCIAL

INFORMATION
Net finance expenses

Definition

Net finance expenses is calculated as Interest and dividend income less Interest and other finance expense.
Reconciliation
Nine months ended September 30, Three months ended September 30,
($ in millions)
2022 2021 2022 2021
Interest and dividend income 50 37 17 11
Interest and other finance expense (107) (108) (45) (17)
Net finance expenses (57) (71) (28) (6)
Book-to-bill ratio
Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.
Reconciliation
Nine months ended September 30,
2022 2021
($ in millions, except Book-to-bill presented as a ratio)
Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 12,336 10,442 1.18 10,743 9,742 1.10
Motion 6,247 4,900 1.27 5,773 5,190 1.11
Process Automation 5,079 4,493 1.13 4,881 4,454 1.10
Robotics & Discrete Automation 3,318 2,290 1.45 2,744 2,498 1.10
Corporate and Other

(incl. intersegment eliminations)
(612) (503) n.a. (530) (506) n.a.
ABB Group 26,368 21,622 1.22 23,611 21,378 1.10
Three months ended September 30,
2022 2021
($ in millions, except Book-to-bill presented as a ratio) Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 3,902 3,584 1.09 3,519 3,196 1.10
Motion 1,966 1,702 1.16 1,909 1,673 1.14
Process Automation 1,568 1,458 1.08 1,670 1,507 1.11
Robotics & Discrete Automation 901 828 1.09 935 813 1.15
Corporate and Other

(incl. intersegment eliminations)
(149) (166) n.a. (167) (161) n.a.
ABB Group 8,188 7,406 1.11 7,866 7,028 1.12

Q3 2022

FINANCIAL

INFORMATION
—
ABB Ltd
Corporate Communications
P.O. Box

8131
8050

Zurich
Switzerland
Tel:

+41 (0)43

317 71
11
www.abb.com

July 1 — September 30, 2022
ABB Ltd announces that the following

members of the Executive Committee

or Board of Directors of ABB

have purchased,
sold or been granted ABB’s registered shares, call options

and warrant appreciation rights (“WARs”), in the following amounts:
Name Date Description Received * Purchased Sold Price
Theodor Swedjemark August 29, 2022 Option 148,750
CHF
1.81
Carolina Granat September 01, 2022 Share 4,000
CHF
26.61
Key:
* Received instruments were delivered

as part of the ABB Ltd Director’s or

Executive Committee Member’s

compensation as compensation

for foregone
benefits
** In addition, Theodor Swedjemark’s

spouse, who has a separate

senior role in the Company,

received 102,000 options from

the Company on August 29, 2022
at the price of CHF 1.81 each.

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be signed

on
its behalf by the undersigned, thereunto

duly authorized.
ABB LTD
Date: October 20, 2022. By: /s/ Ann-Sofie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: October 20, 2022. By: /s/ Richard A. Brown
Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance